8/10

05010842

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AltaGas Income Trust

*CURRENT ADDRESS Suite 1700, 355 - 4th Avenue, S.W.
Calgary, Alberta
Canada T2P 0J1

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 01 2005
THOMSON FINANCIAL

FILE NO. 82- 34911 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 8/30/05

82-34911

ARIS
12-31-04

Table of Contents

Definitions

Bbls/d .... barrels per day
Bcf .... billion cubic feet
Mmcf/d .... million cubic feet per day
MW .... megawatt

This Management's Discussion and Analysis (MD&A) of operations and financial statements presented herein report on a continuity-of-interest accounting basis which recognizes the Trust as the successor to AltaGas Services Inc.(ASI). This MD&A dated March 2, 2005 is a review of the results of operations and the liquidity and capital resources of AltaGas Income Trust (AltaGas or the Trust) for the year ended December 31, 2004 compared to 2003. It should be read in conjunction with the accompanying audited consolidated financial statements of the Trust for the year ended December 31, 2004.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

Additional information relating to AltaGas Income Trust can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, filed as AltaGas Services Inc. prior to May 1, 2004, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004 the securityholders of ASI voted in favour of a plan of arrangement to reorganize the business of ASI into an open-ended investment trust effective May 1, 2004. For each common share of ASI, shareholders received either one unit of the Trust (trust unit) or one exchangeable unit of AltaGas Holding Limited Partnership No.1 or AltaGas Holding Limited Partnership No.2 (trust units and exchangeable units being collectively units). As a result of implementing the reorganization, the Trust now indirectly holds, through its subsidiaries and partnerships all of the assets, liabilities and businesses formerly owned by ASI. The material businesses are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Power Holdings Partnership, AltaGas Pipeline Partnership and AltaGas Utilities Inc. (collectively the operating subsidiaries). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held.

AltaGas General Partner Inc., through its Board of Directors, who are elected by the Trust at the direction of the holders of the units, manages or supervises the management of the business and affairs of the Trust. AltaGas Ltd. provides all the management, administrative and operating services to the Trust and its subsidiaries. At December 31, 2004 AltaGas Ltd. and its subsidiaries employed a total of 588 people.

The Trust has incurred costs and charges to implement the plan of arrangement, which are anticipated to total approximately $17.0 million. Total amounts incurred in 2004 of $8.6 million and $5.7 million have been charged to unitholders' capital and income respectively. The balance is expected to be charged to income in future periods.

DISTRIBUTIONS

AltaGas' distributions are determined by giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital requirements and the debt repayment requirements of the Trust. The Trust targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions made to unitholders.

On April 29, 2004 the Trust announced it would commence monthly distributions of $0.15 for each trust unit and exchangeable unit on June 15, 2004 to holders of units. AltaGas pays cash distributions on the 15th day of each month to unitholders of record on the 25th day of the previous month, or in each case the following business day if the payment date falls on a weekend or holiday.

From the date of conversion to an income trust on May 1, 2004, through to December 31, 2004, AltaGas declared cash distributions of $61.7 million or $1.20 per unit. The following table summarizes AltaGas' dividend and distribution declaration history for the last three years.[1]

($ per unit)		2004		2003		2002
First quarter	$	0.11	$	0.08	$	0.06
Second quarter		0.30		0.08		0.06
Third quarter		0.45		0.11		0.08
Fourth quarter		0.45		0.11		0.08
	$	1.31	$	0.38	$	0.28

[1] *Dividends were paid to shareholders from first quarter 2001 through first quarter 2004. Prior to December 2000 no dividends were paid. Monthly distributions to unitholders began in the second quarter of 2004.*

On May 20, 2004 AltaGas adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase plans (DRIP) for eligible holders of trust units and exchangeable units of AltaGas Income Trust, AltaGas Holding Limited Partnership No. 1 and AltaGas Holding Limited Partnership No. 2. DRIP participation generated $10.3 million in new equity through the issuance of 521,326 trust units in 2004. Complete details on DRIP are available on the AltaGas website at www.altagas.ca.

For income tax purposes approximately 75 percent of the distributions declared in 2004 will be taxed as interest with the remaining 25 percent classified as return of capital. For most unitholders, the return of capital amount will reduce the cost base of their trust units for purposes of calculating the capital gains amount upon disposition of their trust units. Unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of trust units.

OVERVIEW OF THE BUSINESS AND STRATEGY

AltaGas Income Trust is in the business of moving energy from its source to the end-user. The Trust's objective is to generate long-term value for investors through disciplined investment that links energy infrastructure and energy services along the energy value chain. AltaGas' businesses are organized into three segments - Gathering and Processing, Energy Services and Natural Gas Distribution. Within each segment, management focuses on operating components. Gathering and Processing includes natural gas field gathering and processing facilities, ethane and natural gas liquids extraction plant interests and natural gas transmission pipelines. Energy Services primarily includes power services and gas services. Natural Gas Distribution includes AltaGas Utilities Inc. a wholly owned subsidiary, a one-third interest in Inuvik Gas Ltd., and AltaGas' 24.9 percent ownership interest in Heritage Gas Ltd.

The Trust expects to continue to grow its integrated energy businesses through internal expansion and through acquisition opportunities, deliberately growing each of its business components to reduce concentrations of risk and enhance earnings potential. In the period from 2000 through 2004, AltaGas invested $586.7 million, approximately 35 percent or $208.2 million was expended on internal development projects to meet customer demand, and 65 percent or $378.5 million was expended to acquire various midstream assets and businesses.

CONSOLIDATED FINANCIAL RESULTS

($ millions)	2004	2003	2002 (1)
Revenue	859.2	710.6	492.7
Net revenue (2)	249.8	219.9	169.9
EBITDA (2)	133.4	121.9	94.8
Net income	65.8	38.3	29.4
Total assets	1,108.6	919.3	904.9
Long-term liabilities	323.7	468.9	431.2
Net additions to capital assets	101.6	52.6	165.0
Cash flows			
Funds generated from operations (2)	108.6	90.2	70.8
Distributable cash flow (2)	102.2	79.6	66.1
Distributions/dividends (3)	66.7	17.3	11.9
($ per unit, basic)			
EBITDA (2)	2.70	2.68	2.24
Net income	1.33	0.84	0.70
Cash flows			
Funds generated from operations (2)	2.20	1.98	1.67
Distributable cash (2)	2.07	1.75	1.56
Distributions/dividends (3)	1.31	0.38	0.28
Units outstanding (millions)			
Basic	49.4	45.5	42.3
End of period	53.2	45.7	45.2

(1) *Restated for the impacts of the adoption of asset retirement obligation accounting*

(2) *Non-GAAP financial measure. See discussion in the following section of this MD&A*

(3) *Distributions of $0.15 per unit declared commencing May, 2004. Dividends of $0.06-$0.11/share paid in quarters dated prior to trust conversion*

AltaGas' net income for 2004 increased 72 percent compared to 2003, establishing a new record since AltaGas' formation. Net income for the year ended December 31, 2004 was $65.8 million or $1.33 per unit compared to $38.3 million or $0.84 per unit for the year ended December 31, 2003. Acquisitions and expansions in AltaGas' Energy Services and Gathering and Processing segments contributed to the improvement in operating results. In addition, reduced income tax expense in the current year associated with converting to an income trust had a significant favourable impact on net income. One-time costs related to the conversion to an income trust and costs associated with regularly scheduled major maintenance turnarounds at two of AltaGas' sour gas processing facilities partially offset the increases.

On a consolidated basis, revenue for the year ended December 31, 2004 increased 21 percent to $859.2 million compared to $710.6 million for the same period in 2003. The increase in revenue was primarily due to volume increases related to the acquisitions in the gas services and extraction components. Also contributing to the increase were higher natural gas liquids (NGLs) prices and higher average prices received in the power component on hedged power volumes sold.

Net revenue increased 14 percent to $249.8 million for full year 2004 when compared to 2003. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power affect both revenue and the cost of goods sold.

Operating and administrative expense was $18.4 million or 19 percent higher in 2004 than 2003. Operating costs increased primarily due to field gathering and processing facilities acquisitions late in 2003 as well as the completion of major maintenance turnarounds at AltaGas' Bantry and Rainbow Lake facilities during 2004. Cash costs of $3.3 million related to the conversion to an income trust, and a further non-cash charge of $2.4 million in compensation expense as a result of the vesting of all outstanding unvested employee trust unit options on May 1, 2004 were the major drivers of increased administrative expense. Increased staffing required to support the Trust's growth also contributed to higher administrative costs.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for 2004 rose nine percent to $133.4 million compared to 2003. Amortization expense increased nine percent to $41.8 million for 2004 compared to $38.3 million for 2003. The increase in amortization expense was driven by increases in AltaGas' capital base related to acquisitions and internal expansion projects.

Consolidated Net Income ($ millions)


17.6
19.2
29.4
38.3
65.8
00
01
02
03
04

Consolidated Revenue ($ millions)


505.7
489.8
492.7
710.6
859.2
00
01
02
03
04

Interest expense of $21.2 million for 2004 was four percent lower than 2003 due to lower average debt balances during the year, partially offset by higher blended average interest rates. Income tax expense for 2004 was $18.6 million less than that reported for 2003 even though income before taxes was higher. The variance was driven by AltaGas' conversion to an income trust. AltaGas' consolidated income from corporations was taxable in 2003 and for the period January 1 through April 30, 2004. Once restructured as an income trust, corporate subsidiaries' taxable income is generally reduced to zero by interest payments to the Trust. Payments received by the Trust in the form of interest distributions or other income from its subsidiaries are taxable income to the Trust. As the Trust is entitled to deduct its administrative costs and distributions to unitholders and since in accordance with its Trust indenture it distributes all of its income to unitholders, the Trust is not expected to be liable for income taxes either currently or in the foreseeable future. The impact of the restructuring from a corporation to a trust contributed $15.5 million of the reduction in income tax expense for 2004.

As a result of AltaGas' conversion to an income trust, and consequently interest expense reducing taxable income, amortization expense now exceeds capital cost allowance claimed, resulting in a reversal over time of the Trust's future income tax liability. AltaGas' first eight months as a trust resulted in the reversal driving a credit to income tax expense of $3.1 million.

The income of AltaGas' operating entities is subject to a variety of tax rates and rate reductions, currently and in the future. Consequently, there are several items which impact income tax expense and the effective tax rate from period to period. Contributing to the variance from 2004 to 2003 in the effective tax rate was a $0.7 million charge in the second quarter of 2003 to the future income tax liability to record the impact of federal rate and resource allowance adjustments. Income tax expense for 2004 was reduced by $0.7 million as a result of the application of a provincial rate reduction arising out of the March 19, 2004 Alberta government budget. The impact of recording a charge to income for compensation expense related to stock options in 2004, which has no current or future income tax implication, partially offset these rate reductions by $0.8 million.

The Trust will continue to pay Large Corporations Tax for all of its subsidiaries until it is phased out after 2007. Incorporated subsidiaries in AltaGas' Natural Gas Distribution segment which operate as regulated businesses under utility board regulation will continue to pay income tax.

Consolidated Net Revenue ($ millions)


116.3
135.0
169.8
219.9
248.9
00
01
02
03
04

Net Income Per Unit ($/basic unit)


0.46
0.50
0.70
0.84
1.33
00
01
02
03
04

NON-GAAP FINANCIAL MEASURES

AltaGas provides financial measures in this MD&A that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other trusts.

The purpose of these financial measures and their reconciliation to GAAP financial measures is shown below. All of the measures have been calculated consistent with previous disclosures by AltaGas.

FUNDS GENERATED FROM OPERATIONS

($ millions)	2004	2003	2002
Funds generated from operations	108.6	90.2	70.8
Add: Net change in non-cash working capital and other	39.1	6.3	4.4
Cash from operations (GAAP financial measure)	147.7	96.5	75.2

Funds generated from operations is provided to assist in determining the ability of AltaGas to generate cash from operations, after interest and taxes, without regard to changes in the Trust's non-cash working capital in the period.

EBITDA

($ millions)		2004	2003	2002
EBITDA		133.4	121.9	94.8
Deduct:	Amortization	(41.8)	(38.3)	(33.8)
	Interest	(21.2)	(22.1)	(18.1)
	Income taxes	(4.6)	(23.2)	(13.5)
Net income (GAAP financial measure)		65.8	38.3	29.4

Earnings before interest, taxes, depreciation and amortization (EBITDA) is provided to assist in understanding the ability of the organization to generate cash and its ability to cover interest payments.

Funds Generated From Operations
($ millions)


40.6
50.2
70.8
90.2
108.6
00
01
02
03
04

Consolidated EBITDA ($ millions)


57.0
69.9
94.8
121.9
133.4
00
01
02
03
04

OPERATING INCOME

($ millions)	2004	2003	2002
Operating income	91.6	83.6	61.0
Deduct: Interest	(21.2)	(22.1)	(18.1)
Income taxes	(4.6)	(23.2)	(13.5)
Net income (GAAP financial measure)	65.8	38.3	29.4

AltaGas reports segmented operating income in the Notes to the Consolidated Financial Statements since interest and income taxes are not allocated to business segments. Operating income is used to measure operating performance without reference to financing decisions and income tax impacts which are not controlled at the operating management level.

DISTRIBUTABLE CASH FLOW

($ millions except per unit information)	2004	2003	2002
Distributable cash flow	102.2	79.6	66.1
Add: Maintenance capital expenditures	6.4	10.6	4.7
Net change in non-cash working capital	39.1	6.3	4.4
Cash from operations (GAAP financial measure)	147.7	96.5	75.2
Distributable cash flow per unit	$ 2.07	$ 1.75	$ 1.56

The Trust's distributable cash flow is equal to consolidated funds generated from operations before changes in non-cash working capital, after providing for maintenance capital expenditures. Distributable cash flow is not a defined performance measure under GAAP and distributable cash flow can not be assured. The Trust's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Distributable cash flow is a main performance measure used by management and investors to evaluate the performance of the Trust and its operating subsidiaries.

Revenue by Segment ($ millions)



630.4
510.8
98.0
120.6
355.9
469.7
448.1
129.4
124.6
84.3
00
01
02
03
04
Energy Services
Natural Gas Distribution
Gathering and Processing
Gathering, Processing and Energy Services

Excludes Intersegment Eliminations

Prior to January 1, 2002 the Trust had two business segements

Net Revenue by Segment ($ millions)



59.9
49.3
44.2
30.7
30.6
28.9
26.9
28.1
108.1
88.2
00
01
02
03
04
Energy Services
Natural Gas Distribution
Gathering and Processing
Gathering, Processing and Energy Services

Excludes Intersegment Eliminations

NET REVENUE

($ millions)	2004	2003	2002
Net revenue	249.8	219.9	169.9
Add cost of sales	609.4	490.7	322.8
Revenue (GAAP financial measure)	859.2	710.6	492.7

In the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of sales, net revenue better reflects organic growth in the business.

RESULTS OF OPERATIONS BY SEGMENT

The Trust reports consolidated financial and operating results to the operating income level on the basis of three business segments: Gathering and Processing, Energy Services and Natural Gas Distribution.

OPERATING INCOME

($ millions)	2004	2003(1)	2002(2)
Gathering and Processing	45.4	42.3	28.2
Energy Services	38.3	32.6	24.0
Natural Gas Distribution	7.9	8.7	8.8
	91.6	83.6	61.0

(1) *Restated for certain NGLs operations previously reported in Energy Services now managed and reported in Gathering and Processing*

(2) *Restated for the impacts of asset retirement obligation accounting*

GATHERING AND PROCESSING

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components, as well as AltaGas' investments in businesses ancillary to the gathering and processing business.

FINANCIAL RESULTS

($ millions)	2004	2003(1)	2002(2)
Revenue	218.9	169.2	106.1
Net revenue	164.9	140.4	99.6
Operating and administrative expense	93.3	74.5	52.2
Amortization expense	26.2	23.6	19.2
Operating income	45.4	42.3	28.2

(1) *Restated for certain NGLs operations previously reported in Energy Services and now managed and reported in Gathering and Processing*

(2) *Restated for the impacts of asset retirement obligation accounting*

OPERATING STATISTICS

	2004	2003	2002
Field gathering and processing			
Capacity (Mmcf/d) (1)	913	861	842
Throughput (gross Mmcf/d) (2)	558	523	532
Throughput (gross average annual Mmcf/d) (3)	560	520	492
Capacity utilization (percent) (1)	61	61	63
Average working interest (percent) (1)	90	90	88
Extraction			
Inlet capacity (Mmcf/d) (1)	539	349	349
Production (Bbls/d) (3)	13,436	7,575	3,399
Transmission volumes (Mmcf/d) (2)(4)	432	403	106

(1) *As at December 31*

(2) *Fourth quarter average*

(3) *Average for period*

(4) *Excludes condensate pipeline volumes*

Business activities

The Gathering and Processing segment consists of the field gathering and processing, extraction and transmission businesses. The assets in this segment include 69 natural gas field gathering and processing plants, more than 6,000 kilometres of gathering lines, interests in five ethane and NGLs extraction and fractionation facilities and six natural gas transmission lines. AltaGas' natural gas processing capacity ranks the Trust in the top ten Canadian processors of natural gas and one of the four largest Canadian midstream processors. These long-life assets provide service to a diverse customer base under arrangements which include a significant portion of contracts that provide cost of service, fixed fee and recovery of operating cost terms.

Revenues are generally volume driven and commodity price exposure is minimal. The main drivers of performance in this segment are processed volumes for the field gathering and processing and extraction components and transported volumes for the transmission component and fees earned per unit processed or transported. On the small portion of the extraction business that is not under fixed fee sales or cost of service contracts, performance can be subject to the price spread between NGLs extracted and the natural gas purchased to make up the heating value of the NGLs extracted after subtracting operating costs (frac spread).

In the field gathering and processing component, contracts with natural gas producers are volumetric service fee structures, based on a rate per mcf of throughput. Approximately 73 percent of contracts in place at December 31, 2004 were subject to annual price escalation related to changes in the Alberta Consumer Price Index. This "toll for service" structure does not create exposure to commodity price risk as revenues are a function of volumes processed.

In the extraction component, AltaGas' net share of ethane production is sold through long-term cost of service or fixed fee arrangements. The sales price received under these contracts provides for a return on and of capital and the recovery of certain operating costs, including shrinkage make-up attributable to that production. AltaGas' share of ethane production is sold at the plant gate, with the product purchaser responsible for all downstream transportation and handling.

AltaGas' NGLs can be sold under a variety of arrangements, but approximately 75 percent of AltaGas' net NGLs production is sold under long term fixed fee arrangements. These volumes do not bear any commodity price risk. The revenue from these NGLs sales and the ethane sales provides a stable, predictable cash flow base.

Approximately 20 percent of AltaGas' NGLs production is sold under short term contracts. The margins received on these volumes are subject to frac spread. The remaining five percent of NGLs production is sold under a profit and loss arrangement. If commodity prices or operating costs make NGLs extraction uneconomic, the NGLs may be reinjected or the facilities may be turned down or shut in.

In the transmission component the Suffield system which consists of two natural gas pipelines at Suffield, Alberta, is the largest contributor to component revenues. The two pipelines each have 200 Mmcf/d of transmission capacity. The majority of the Suffield system's capacity is contracted through transport or pay and volume commitments which expire in 2022 and are renewable for one year periods thereafter. Volume commitments will increase annually from approximately 322 Mmcf/d in 2004 to approximately 385 Mmcf/d in 2010 and decline thereafter. AltaGas expects to work with other potential shippers to develop transportation opportunities to maximize the system's contribution.

Results of operations

Revenue in the Gathering and Processing segment for 2004 increased to $218.9 million or 29 percent from 2003. Net revenue increased by 17 percent to $164.9 million compared to $140.4 million for 2003. The increases were driven by higher throughput volumes in the field gathering and processing and extraction components due to acquisitions and expansions and by an increase in shipper transported volumes in the transmission component. A record number of well tie-ins in 2004 also helped maintain throughput levels in the field gathering and processing component. Favourable frac spreads through the latter half of the year contributed to increased net revenues in the extraction component.

Operating and administrative expenses increased 24 percent in 2004 compared to 2003 due to incremental operating costs related to facility acquisitions and major maintenance turnarounds at two of AltaGas' major processing facilities. Efficient turnaround work is important to AltaGas, as well as its customers, to minimize downtime and the associated period of lost revenue.

In the field gathering and processing component, capacity increased to 913 Mmcf/d at end of 2004 compared to 861 Mmcf/d at the end of 2003. Capacity in the field gathering and processing increased due to the acquisition of the 43 Mmcf/d Mica Pouce Coupe gas plant and gathering system in the first quarter 2004 and the seven Mmcf/d expansion of the Kirkpatrick Lake facility in December 2004. Throughput volumes increased to 560 Mmcf/d from 520 Mmcf/d in 2003. Throughput volumes were higher in 2004 due to the combined impact of the late 2003 Rainbow Lake plant acquisition, well tie-ins and plant expansions which more than offset the impact of normal natural gas production declines and maintenance turnarounds. In 2004, 428 wells were tied-in to AltaGas' facilities compared to 324 in 2003 generating the need to expand throughput at AltaGas' Marten Creek, Doris and Windfall facilities with the addition of booster compression. During 2004, AltaGas invested approximately $16.4 million on internal expansion projects in the field gathering and processing component. In addition, 36 movable processing components were relocated, contributing further to the increases in throughput. While AltaGas' investment is generally protected by the life of reserves behind the facility, since producing wells typically remain connected to a gathering and processing system for their entire productive lives, these projects are often supported by producer commitments designed to underpin AltaGas' capital commitments. The fees generated by these projects and the renegotiation of existing processing contracts have increased the average fee earned per mcf processed when comparing 2004 to 2003.

During the first quarter of 2004 AltaGas also captured an opportunity to increase its ownership in the 25 Mmcf/d Namaka facility to 100 percent from 75 percent allowing AltaGas to benefit from more of the processing upside expected to develop in the area.

On a full-year basis average NGLs volumes processed increased to 13,436 Bbls/d compared to 7,575 Bbls/d in 2003. Volume increases for the year were primarily due to the late August 2004 closing of AltaGas' acquisition of an interest in EEEP. The plant has gross licensed inlet capacity of 390 Mmcf/d of natural gas and gross natural gas liquids production of approximately 15,000 Bbls/d of specification ethane and 6,000 Bbls/d of NGLs. The acquisition increased AltaGas' total net licensed inlet extraction capacity to 539 Mmcf/d. AltaGas' share of plant products are sold under long-term contracts and feedstock supply is provided by a long-term gas supply contract to EEEP. Production at the Empress EnCana facility and the Joffre ethane extraction plant were also higher during the year.

The volume increases, combined with a favourable NGLs pricing environment, resulted in extraction net revenue growth of 89 percent reaching $20.9 million during 2004 compared to $11.1 million in 2003.

AltaGas' transmission component net revenue was up $0.4 million in 2004 compared to 2003. Volumes increased due to well tie-ins and increased shipper volumes on the Suffield system.

Business strategy

Fundamental opportunities in the gathering and processing business derive from the requirement for all natural gas to be processed to meet downstream pipeline specifications prior to delivery to the end-user.

In the field gathering and processing component facility utilization can often be increased with little or no additional capital investment. Facility utilization in the field gathering and processing component averaged 61 percent at December 31, 2004. With its extensive gathering infrastructure and the mobile nature of the majority of its field gathering and processing plants, AltaGas has a unique ability to quickly redeploy assets in response to producer drilling activity, and to size facilities to meet demand while reducing operating costs and minimizing the time required to bring new production on line, improving producer and AltaGas' cash flow. AltaGas' operating areas have investment opportunities which will be realized should economic and resource conditions warrant. During the third quarter of 2004 AltaGas announced the construction of a $5.5 million sour gas processing plant and approximately 37 kilometres of pipeline near the town of Shaunavon, Saskatchewan. The Shaunavon plant became operational in February 2005 and will process 1.0 Mmcf/d per day of solution gas currently being flared from two oil batteries. AltaGas is pursuing additional opportunities in Saskatchewan to process flared gas.

In the extraction component opportunities arise from organic growth and the pursuit of additional acquisition opportunities. In 2005 the impact of a full year of operations of EEEP under AltaGas' ownership is expected to boost 2005 NGLs production to new records. In addition, AltaGas expects to invest approximately $5.1 million in its extraction component during 2005 to increase efficiency and undertake other natural gas value chain optimization. Opportunities to purchase additional interests in facilities in which the Trust currently owns interests, or in facilities new to AltaGas, will be evaluated and pursued within the Trust's framework of economically sound decision making.

In the transmission component acquisition opportunities are available and organic growth can be captured through the leverage of existing facilities.

Business risks

The majority of AltaGas' gathering and processing facilities process or transport natural gas from the Western Canadian Sedimentary Basin. The ongoing capacity utilization of these systems is dependent on a number of factors including the level of exploration and development within the basin, the longer term price of natural gas, the ability of natural gas producers to deliver natural gas to the various pipeline systems and the regulatory environment for producers, transporters and consumers of natural gas.

Throughput at AltaGas' field gathering and processing facilities is influenced by production of natural gas in the areas serviced by AltaGas. At its field gathering and processing facilities, AltaGas actively pursues opportunities to maintain or increase throughput and has been successful in offsetting natural production declines. AltaGas' contract provisions further mitigate the impact of volume declines, generate additional volumes for gathering and processing at its facilities, encourage expansion into areas where AltaGas' facilities are located and allow AltaGas to recover portions of its expansion capital over a relatively short period of time. The majority of AltaGas' field processing facilities are skid-mounted and can be moved to areas with favourable production potential should a particular area's production decline significantly.

AltaGas' extraction business depends in part on the level of demand for and the pricing of NGLs. AltaGas cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce the demand for natural gas and NGLs. Because NGLs are a feedstock to the petrochemical industry, there is a historical relationship between NGLs prices and crude oil prices. As crude oil prices fall, NGLs prices will generally decrease subject to other factors that influence the supply and demand.

AltaGas' gathering and processing businesses are subject to regulation in the jurisdictions in which they carry on business. Pipelines and field gathering and processing facilities can be subject to common carrier and common processor applications and to rate setting by the regulatory authorities in the event an agreement on fees or tariffs cannot be reached with producers. To the extent that producers believe processing fees or tariffs respecting pipelines and facilities are too high, they may seek relief through regulator intervention. AltaGas' operated facilities have not faced this situation.

ENERGY SERVICES

The Energy Services segment is comprised of the power services, gas services and the oil and gas production components.

FINANCIAL RESULTS

($ millions)	2004	2003[3]	2002
Revenue	630.4	510.8	355.9
Net revenue [1]	59.9	49.3	44.2
Operating income [2]	38.3	32.6	24.0

[1] *Gross revenue less cost of sales*

[2] *Gross revenue less costs of sales less operating and general and administration expense and amortization*

[3] *Restated for certain NGLs operations previously managed and reported in Energy Services now reported in Gathering and Processing*

OPERATING STATISTICS

	2004	2003	2002
Volume of power sold (thousands of MWh)	3,481	3,266	2,669
Price received on the sale of power ($/MWh) [1]	48.77	47.56	41.27
Alberta power pool spot price ($/MWh) [1]	54.54	62.98	43.85

[1] *Average for the year*

Business activities

The Energy Services segment includes the provision of electricity to the Alberta wholesale market, the procurement and supply of energy to end-user customers across Canada and the production of oil and gas. The portfolio of assets in this segment includes coal generation capacity through long-term power purchase agreements (PPAs), a gas fired peaking power complex through a long-term lease and an energy agency business marketed under AltaGas, PremStar and ECNG trade names. Also included is a small portfolio of oil and natural gas reserves acquired over time in association with various asset acquisitions that have been retained as underpinning to certain gas services contracts.

The main drivers of performance for the power services component are megawatt hours (MWh) of power sold, forward sales prices and the Alberta power pool prices on volumes sold on the spot market. Gas services component performance drivers are volumes marketed and exchanged on behalf of customers and the fees earned for the service provided.

AltaGas' power portfolio at the end of 2004 was 478 megawatts (MW) of power generation capacity representing approximately six percent of the Alberta power capacity. The Sundance B power purchase arrangements provide 353 MW of power generation capacity at two plants in Alberta until December 31, 2020. The 36 month Genesee energy contract, entered into April 1, 2003, provides a further 100 MW at an additional two plants. On September 1, 2004 AltaGas entered into a ten year capital lease with Maxim Energy Group Ltd. for 25 MW of capacity, generated by four gas fired peaking plants, located in southern Alberta. The capital lease requires AltaGas to pay monthly variable operating and maintenance charges plus a capacity fee. AltaGas retains all of the ancillary service and peaking sales revenues.

The addition of the 25 MW of natural gas generation peaking capacity provides fuel diversity to AltaGas' coal fired generation. It adds a fifth independent supply source to the Trust's portfolio. The gas fired peaking power assets can ramp up quickly, providing a degree of operational backstopping to AltaGas' Sundance B PPAs and the Genesee energy contract. The peaking gas supply requirement is managed by AltaGas' gas services component.

Since 1994, AltaGas has marketed natural gas processed through its field gathering and processing, transmission and extraction facilities and gas supplied by a pool of producers. On October 6, 2004 AltaGas significantly expanded this component with the acquisition of substantially all of the assets, including the company names, and liabilities of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. (collectively PremStar). The purchase price of $20.5 million net of acquisition costs, after closing adjustments from the effective date of April 1, 2004, was paid primarily by way of the issuance of 993,789 trust units from treasury. PremStar is one of Canada's leading energy agency businesses, which on a fee for service basis, provides energy supply, arranges for transportation services, and supports customers with valuable market information. There is minimal capital required to operate the gas services business.

Results of operations

Revenue in the Energy Services segment increased 23 percent to $630.4 million in 2004 from $510.8 million in 2003. The increase was primarily driven by higher power sales volumes.

The power services component generated net revenue of $47.9 million for the full year of 2004 compared to $41.0 million for the same period in 2003. Increases for 2004 were due to higher volumes sold due to the full year contribution from the Genesee energy contract entered into on April 1, 2003 and the addition of the Alberta peaking plants and higher realized prices on power sales. The Alberta Electric System Operator (AESO) is entitled quarterly to recover or refund variances between the revenues collected through transmission charges and the expenses incurred by them. For 2004, the cumulative quarterly adjustments have resulted in a net credit to AltaGas' operating income of $0.9 million compared to a credit of $3.6 million for 2003.

The gas services component contributed net revenue of $5.3 million for the full year 2004 compared to $0.7 in 2003. The PremStar acquisition at the beginning of the fourth quarter of 2004 was the main driver for the growth contributing $3.8 million.

Partially offsetting the increase in net revenue was a significant increase in administrative costs in the segment. This is largely due to PremStar, which, as an energy marketing and agency businesses, is a people based business and carries a relatively high proportion of administrative expense, which tempers its net revenues impact on operating income. The increase in amortization expense, in this segment for 2004 compared to 2003 is due to the amortization of the PremStar contracts and relationships purchased.

Net additions to capital assets in the Energy Services segment were $15.1 million during 2004 compared to $2.5 million during 2003. The addition of the peaking plants was the primary driver of the year over year increase.

Business strategy

The Sundance B PPAs provide AltaGas with a profitable low cost coal-based generation position in the Alberta power market where power pricing is driven by the natural gas fuel cost of plants that provide peak loads. This natural gas link of power to the gathering and processing and gas services businesses means that as natural gas becomes more expensive, AltaGas' coal fired power will receive higher prices. Since 2001, AltaGas has diversified its power portfolio and optimized its original investment by mitigating the operational risks inherent in owning rights to only two generating units. In 2003 the Genessee energy contract provided AltaGas with more diversity of power supply from the two additional units, and the Alberta peaking plants leased in 2004 provide further insurance for operational outages. The peaking plants also allow the Trust to quickly capture attractive peak load power pricing.

AltaGas will continue to invest in power opportunities to optimize its existing power investments. The Trust will pursue additional PPAs and other assets that are supported by long-term power arrangements. AltaGas will not invest in plants that are solely merchant risk, but will look for gas fired, renewable or hydro-power assets with contractual underpinning, with a view to augmenting its existing volumes, reducing operating risk and capturing peak prices in a low risk manner. Underlying these goals is an intent to provide additional related business for the gas services component and to build on the Trust's expertise in operating natural gas-fired equipment.

The business strategy for PremStar's energy supply and consulting services is focused on end-users in the commercial, industrial and institutional sectors in Ontario. It builds on PremStar's long-term relationships, responsive customer service and efficient back-office systems. Expertise in gas markets and innovative contracting arrangements enable PremStar to create value and lock in margins. The PremStar acquisition is expected to increase 2005 and subsequent year's gas services component's results. By offering natural gas marketing services to customers moving product through AltaGas' western Canadian gathering and processing and natural gas distribution assets, the gas services component is a link in the AltaGas strategy of value chain optimization. The access to end-user demand through PremStar is expected to bring more volumes through AltaGas' extraction plants, improving margins in both components.

Business risks

AltaGas' revenue from power sales are subject to Alberta electricity market factors such as fluctuating supply and demand, which may be affected by weather, customer usage, economic activity and growth. Each of these may have an impact on the prices the Trust receives for the power sold, which in turn can create volatility in earnings. AltaGas reduces its exposure to floating electricity prices by supplying internal electrical demand requirements and by using a balanced portfolio of forward sales contracts to lock in power margins to reduce pricing risk. Contracts are of terms and at prices dictated by market liquidity and other conditions. For 2005, contracts are in place for periods ranging from three months to 18 months in duration. AltaGas' peaking generation is activated to meet peak power demand or when power is required to offset operating risk at AltaGas PPA plants.

AltaGas does not engage in the speculative trading of power. The Trust actively manages its acquired power capacity to provide stable, predictable earnings and cash flow. The average price AltaGas received from power sales for the 12 months of 2004 was $48.77 per MWh compared to $47.56 per MWh for the same period in 2003. Average Alberta Power Pool spot prices were $54.54 per MWh and $62.98 per MWh for 2004 and 2003 respectively.

AltaGas does not take on commodity price risk in connection with gas services activities and has implemented rigorous risk management processes and systems to carefully monitor and manage its gas services business. Included in these are policies and procedures to manage counterparty credit risk.

NATURAL GAS DISTRIBUTION

The Natural Gas Distribution segment includes AltaGas Utilities Inc., AltaGas' one-third interest in Inuvik Gas Ltd. and its 24.9 percent interest in Heritage Gas Limited.

FINANCIAL RESULTS

($ millions)	2004	2003	2002
Revenue	124.6	129.4	94.3
Net revenue (1)	30.7	30.6	28.9
Operating income (2)	7.9	8.7	8.8

(1) *Gross revenue less cost of sales*

(2) *Gross revenue less costs of sales less operating and general and administration expense and amortization*

OPERATING STATISTICS (1)

	2004	2003	2002
Volume of natural gas distributed			
Sales (Bcf)	13.6	13.8	14.2
Transportation (Bcf)	11.0	9.7	7.6
Degree day variance (percent) (2)	2.6	6.9	7.8
Number of customers (3)	60,430	59,543	58,499

(1) *AUI only*

(2) *Variance from 20 year average. Positive variances are favourable*

(3) *At December 31*

Business activities

AltaGas Utilities Inc. (AUI), which services 90 communities in Alberta, celebrated 50 years of service as a provincially regulated natural gas distribution utility in 2004. Inuvik Gas Ltd. (Inuvik Gas) distributes gas to the town of Inuvik in the Northwest Territories. Heritage Gas Limited (Heritage) has distribution franchises to deliver natural gas to six counties in Nova Scotia and delivered gas off its Dartmouth system to its first customer in late 2003.

AUI and Heritage Gas are provincially regulated as to natural gas rates and terms and conditions of service. Customer rates are based on anticipated sales as well as the revenue required to recover estimated costs of service and an allowed return on rate base. Rate base generally consists of the aggregate of the utility's approved investment in plant, property and equipment in service less accumulated depreciation plus an allowance for working capital. Return on rate base is comprised of regulatory allowed financing costs and return on common equity.

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual distribution net revenue, resulting in strong first and fourth quarter results and second and third quarter results that show either small profits or losses.

The main drivers of performance in the Natural Gas Distribution segment are the allowed regulatory returns on equity and weather in the AUI franchise areas. The segment performance is expected to be impacted in future years by growth within the Heritage Gas franchise areas. Inuvik Gas is small, and while profitable, segment results are not materially impacted by changes in its operating performance.

In July 2004, the Alberta Energy and Utilities Board (AEUB) issued its Generic Cost of Capital decision confirming a capital structure at 41 percent equity and 59 percent debt and establishing the 2004 rate of return on common equity for AUI at 9.6 percent. A formula was approved which establishes the rate of return on common equity at 9.5 percent for 2005. In August 2004, the AEUB confirmed the AUI revenue requirements negotiated for 2003 and 2004. AUI filed an application to allocate costs of service to rate classes and the hearing on resulting rate design concluded on January 14, 2005. A decision is expected early in the second quarter of 2005. AUI filed a General Rate Application for 2005 and 2006 in the fourth quarter of 2004, and expects a hearing in mid 2005.

AUI continues to make moderate increases in the customer base in its franchise areas. During the third quarter of 2004 AUI entered into an agreement to acquire distribution assets that provide natural gas service to approximately 112 customers in the hamlet of Suffield in southern Alberta. Subject to the approval of the AEUB, this purchase will be the last of the small independently owned natural gas distribution companies in Alberta.

Heritage received approval of a final Schedule of Rates, Tolls and Charges by the Nova Scotia Utility and Review Board in June of 2004. This decision approved the requested 13.0 percent return on equity, a 45 percent equity, 55 percent debt capital structure, 8.75 percent cost of debt, capital expenditures, revenue requirement and tariffs. Heritage is focused on building momentum for consumers to switch heating fuel sources in Nova Scotia's market place.

Results of operations

Net revenue for the year ended December 31, 2004, increased slightly compared to 2003 due to an increase in the volume of gas delivered. In 2004, net revenue in AltaGas' Natural Gas Distribution segment was $30.7 million compared to $30.6 million for the same period in 2003. AUI generates the majority of the Natural Gas Distribution segment net revenue. AUI's net revenue is unaffected by changes in the cost of gas as the actual cost is permitted, subject to approval by the Alberta Energy and Utilities Board, to be passed through to the default supply customers. The increase in revenues associated with customer growth for 2004 was partially offset by the impact of the completion of negotiations on AUI's 2003 and 2004 general rate application. Lower than anticipated allowed rates of return on rate base and interest and operating expenses for 2003 resulted in a charge to net income of $0.5 million in the first quarter of 2004 related to previously recorded 2003 results.

Heritage is in the initial stages of its planned growth and activated its Nova Scotia natural gas distribution system in late December 2003. At the end of 2004, Heritage Gas had 138 customers using natural gas, an additional 42 service lines installed, which will be activated early in 2005 and signed commitments from another 36 customers, increasing its rate base to $14.7 million.

Higher operating and administrative expenses in this segment in 2004 were related to increases in the cost of insurance, pension costs and routine operating and maintenance activities.

Net additions to capital assets in the Natural Gas Distribution segment were $9.6 million during the year ended December 31, 2004 compared to $16.8 million for the same period in 2003. Additions in 2003 included a regulatory adjustment of $10.2 million, which had an offsetting amount charged to accumulated amortization.

Business strategy

AUI will continue to pursue growth in its existing franchise areas and is positioned well to capture opportunities arising in the areas around Edmonton. Inuvik Gas' presence north of the Arctic Circle positions it to capture possible growth as northern development occurs with the major pipeline projects bringing Alaskan and northern Canadian gas to southern markets. Heritage Gas has a five year development plan, filed with regulators, that involves extending its reach and customer base gradually as the Nova Scotia markets embrace the benefits of natural gas. The development strategy of Heritage Gas is to obtain anchor loads and other customer commitments sufficient to meet economic targets prior to undertaking system expansions. The company has achieved the 150 customers required to meet the economic feasibility and revenue requirement tests for expansion of natural gas service to the town of Amherst and expects that natural gas services will be available to the town in the fourth quarter of 2005.

Business risks

AltaGas' natural gas distribution businesses are subject to regulation in the jurisdictions in which they carry on business. In the natural gas distribution business, where parties are subject to return on rate base regulation, rates are set to allow the regulated entity the opportunity to cover its costs and earn a reasonable return on a set capital structure. There is no guarantee that the entity will earn its allowed return because rates are set to cover future estimated costs, and estimated demand is based on normal weather conditions. The entity's actual revenues may be more or less than forecast due to variations from normal weather, conservation and other factors which impact customer usage. Expenses and other revenues may also be higher or lower than forecast.

INVESTED CAPITAL

During 2004, AltaGas acquired $130.2 million in capital assets, energy services arrangements, contracts and relationships and long-term investments compared to $70.8 million in the previous year. Growth capital accounted for $119.0 million of the total 2004 investment, and included gathering and processing facility acquisitions and expansions, investments in limited partnership units of Taylor NGL Limited Partnership (Taylor), the acquisition of the businesses of PremStar and the Alberta peaking plants capital lease. Maintenance capital projects amounting to $6.4 million in 2004 ($10.6 million in 2003) were undertaken mainly in the Gathering and Processing and Natural Gas Distribution segments. Also spent in 2004 were $4.8 million ($4.3 million in 2003) on administrative capital requirements, which generally include computer hardware and software projects expected to increase the effectiveness of the operating and administrative functions of the Trust.

INVESTED CAPITAL BY SEGMENT

For the year ended December 31, 2004 ($ millions)	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Net additions:				
Capital assets	$ 76.9	$ 15.1	$ 9.6	$ 101.6
Energy services arrangements, contracts and relationships	–	18.4	–	18.4
Long-term investments and other assets	9.4	–	0.8	10.2
	$ 86.3	$ 33.5	$ 10.4	$ 130.2

For the year ended December 31, 2003 ($ millions)	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Net additions:				
Capital assets	$ 33.3	$ 2.5	$ 16.8	$ 52.6
Long-term investments and other assets	18.2	–	–	18.2
	$ 51.5	$ 2.5	$ 16.8	$ 70.8

INVESTED CAPITAL BY ACTIVITY

AltaGas' categorizes its invested capital into maintenance, growth and administrative. The breakdown for 2004 and 2003 periods are:

For the year ended December 31, 2004 ($ millions)	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 3.4	$ 0.2	$ 2.8	$ 6.4
Growth	79.5	33.0	6.5	119.0
Administrative	3.4	0.3	1.1	4.8
	$ 86.3	$ 33.5	$ 10.4	$ 130.2

For the year ended December 31, 2003 ($ millions)	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 6.3	$ 1.9	$ 2.4	$ 10.6
Growth	42.4	–	3.3	45.7
Administrative	2.8	0.6	0.9	4.3
Regulatory adjustment	–	–	10.2	10.2
	$ 51.5	$ 2.5	$ 16.8	$ 70.8

FINANCIAL INSTRUMENTS

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the power services component and with respect to interest rates on debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction. The most significant impact of these contracts on 2004 business has been to provide net revenue stability in the power services component. Alberta Power Pool daily average spot prices ranged from $7.13 per MWh to $165.47 per MWh in 2004. Through the use of financial hedges on a portion of its 2004 power portfolio deemed optimal by management, AltaGas moderated the impact of this volatility on its business.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At December 31, 2004 AltaGas had interest rates fixed through swap transactions with varying terms to maturity on $200.0 million of its $239.2 million total drawn bank debt. Including AltaGas' medium term notes (MTNs), the rate has been fixed on 85 percent of AltaGas' total debt. The proportion of fixed rate debt was higher than AltaGas' target of 70 to 75 percent of total debt due to the proceeds of the June 2004 equity offering being applied to floating rate debt.

On June 10, 2004 the Trust closed a public offering of 4,730,000 trust units, at a price of $18.70 per trust unit for gross proceeds of $88.5 million. The net proceeds of the offering to the Trust, after payment of fees and expenses of $4.7 million was approximately $83.8 million. The net proceeds were used to reduce bank indebtedness and for general corporate purposes including AltaGas' ongoing capital program, the acquisition of EEEP and funding future acquisitions.

Invested Capital ($ millions)


89.8
204.7
165.2
70.8
130.2
00
01
02
03
04

LIQUIDITY AND CAPITAL RESOURCES

Funds generated from operations for the year ended December 31, 2004 increased to $108.6 million from $90.2 million for the year ended December 31, 2003.

The Trust believes that its access to debt and equity markets, unutilized bank credit facilities, funds generated from operations and funds generated from the Trust's Distribution Reinvestment and Premium Distribution™ programs will provide it with sufficient capital resources and liquidity to fund existing operations, future distributions, and certain acquisition and expansion opportunities in 2005.

The use of debt or equity funding is based on AltaGas' capital structure, determined by considering the norms and risks associated with each of its business components and segments. At December 31, 2004 AltaGas had total debt outstanding in its operating subsidiaries of $359.5 million compared to $396.9 million at December 31, 2003. AltaGas Operating Partnership had $100.0 million in MTNs outstanding and AltaGas Holding Limited Partnership No. 1 had access to prime loans, banker's acceptances and letters of credit through bank lines of approximately $425.0 million. At December 31, 2004 AltaGas Holding Limited Partnership No. 1 had drawn bank debt of $239.2 million and letters of credit outstanding of $28.7 million. These two entities fund all operating subsidiaries.

As an income trust, AltaGas targets a debt to total capitalization ratio between 45 percent and 50 percent. The Trust's debt to total capitalization ratio as at December 31, 2004 decreased to 43 percent from 52 percent at December 31, 2003.

AltaGas had a working capital deficiency of $106.5 million at December 31, 2004 compared to a working capital surplus of $9.1 million at December 31, 2003. The primary driver for this change in working capital is related to the classification of AltaGas' $100.0 million MTN balance as current portion of long-term debt.

Following AltaGas' announcement in March, 2004 of its then proposed conversion to a trust Standard & Poor's (S&P) confirmed the rating on AltaGas' long-term corporate credit at BBB- with a negative outlook and the rating on the senior unsecured debt at BBB-. The Dominion Bond Rating Service (DBRS) confirmed the rating of AltaGas Income Trust at BBB (low) with a stable trend and applied the same rating to AltaGas Operating Partnership and the medium term notes held by AltaGas Operating Partnership. The Trust has a stability rating of SR-3 (stable outlook) from S&P and STA-3 (mid) from DBRS.

Total Debt ($ millions)



216.9
383.9
419.5
396.9
359.5
00
01
02
03
04

Total Assets ($ millions)



581.1
721.1
904.9
919.3
1,108.6
00
01
02
03
04

CONTRACTUAL OBLIGATIONS

AltaGas entered into a capital lease with Maxim Energy Group Ltd. for the right to 25 MW of gas fired power peaking capacity and its related ancillary service and peaking sales revenues. The contract has a ten year term commencing September 1, 2004 and includes an option at the end of the initial term to extend the term for a further 15 years or to purchase the assets. The lease commitment is for $13.8 million, $0.8 million of which was paid on closing with the balance due in monthly payments comprised of principal and interest of $0.2 million.

AltaGas' obligations for the next five years and for periods thereafter are illustrated in the table below.

	Payments Due by Period				
Contractual Obligations ($ millions)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Long-term debt	346.2	107.0[1]	239.2[2]	–	–
Capital leases	18.2	1.9	3.8	3.8	8.7
Operating leases	9.2	3.4	5.6	0.2	–
Total contractual obligations	373.6	112.3	248.6	4.0	8.7

(1) *Includes AltaGas' $100.0 million medium term notes maturing on October 4, 2005. The balance relates to short term debt drawn on the operating facility*

(2) *Extendible revolving term credit facility which can be extended beyond the current term date of November 28, 2005 for an additional year*

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas Services Inc. into an income trust effective May 1, 2004, ASI's securityholders exchanged their shares in the company for trust units and eligible securityholders also received exchangeable units. They are exchangeable into trust units on a one for one basis. The exchangeable units are not listed for trading on an exchange.

On August 17, 2004 Enbridge Inc. completed a sale of 13,397,500 trust units of AltaGas and 4,800,000 trust units on October 4, 2004. As at December 31, 2004 Enbridge Inc. held no AltaGas trust units.

As of January 31, 2005 the Trust had 51.2 million trust units and 2.2 million exchangeable units outstanding and a market capitalization of $1.2 billion based on a closing trading price on January 31, 2005 of $23.36 per trust unit. There are 0.2 million exercisable options under the terms of the unit option agreement brought forward in the reorganization. All options currently issued under this plan were vested on May 1, 2004.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, AltaGas prospectively adopted the provisions of the Canadian Institute of Chartered Accountants' (CICA) new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. AltaGas' hedging relationships are effective and appropriately designated and documented and therefore gains and losses relating to hedges are deferred and recognized in the same period and financial statement category as the hedged transaction.

Effective the first quarter of 2004, AltaGas changed its accounting policy for stock-based compensation, now recognizing the compensation expense related to stock options in the financial statements according to the fair value method. Prior to the change in policy, the Trust did not record compensation expense but disclosed the impact of the accounting for stock options under the fair-value method on a pro-forma basis. Under the provisions set out by the CICA, AltaGas has adopted the change retroactively.

On January 18, 2005 the CICA issued revised draft EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. The exchangeable units issued and outstanding at December 31, 2004 by AltaGas Limited Partnership No. 1 meet the criteria in the draft EIC-151 and as such are reflected in unitholders' equity in the Trust's balance sheet.

Subsequent to the date of AltaGas financial statements, the CICA released the final version of EIC-151 with restated criteria that would require, effective June, 2005, AltaGas to reflect exchangeable securities as non-controlling interest or debt.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment.

With respect to impairment assessment, management has made fair value determinations related to goodwill, estimating future cash flows as well as appropriate discount rates. The estimates have been applied consistently with prior periods. Management has determined no impairment has occurred.

OFF BALANCE SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, nor a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

RELATED PARTIES

The business of Taylor NGL Limited Partnership (Taylor) is the ownership and operatorship of facilities in the midstream sector of the western Canadian natural gas industry including the Joffre ethane extraction plant in which AltaGas has a 50 percent ownership interest. On September 4, 2003, the Trust loaned $29.0 million to Taylor. The loan was interest bearing at prime plus one percent and was repaid on October 17, 2003. On each of October 17, 2003 and August 19, 2004 the Trust purchased 1.6 million units of Taylor. AltaGas paid $8.7 million and $10.6 million respectively for the investments.

The Trust pays rent under a lease for office space to 2013761 Ontario Inc. which is owned by an employee. Payments of $21 thousand were made in 2004. The five year lease expires in 2007 and is renewable at the option of AltaGas for another five years.

During 2003, AltaGas purchased maintenance services totaling $0.1 million from L.O.P. Inc. (LOP). These transactions have been recorded at their exchange amounts. On June 30, 2004, LOP, an equity accounted investee, repaid a $2.3 million loan extended to it by the Trust. At the same time, the Trust sold its investment in LOP to LOP's majority shareholder for proceeds of $0.5 million.

4TH QUARTER HIGHLIGHTS

Fourth quarter 2004 was another record quarter for the Trust generating net income of $25.8 million or $0.49 per unit up from $12.0 million for the same period of 2003. Contributing to the quarter's results were the PremStar acquisition, inclusion of the first full quarter of EEEP in operating earnings and continued strong operating results and favourable pricing in the gathering and processing, extraction and power components of the business. The income tax benefit of the Trust structure also contributed to the growth in net income.

Revenue for the three months ended December 31, 2004 rose 74 percent to $311.8 million compared to the same period in 2003. The increases in revenue are primarily due to the acquisition in Energy Services and Gathering and Processing segments, internal growth, higher frac spreads and higher average prices received on hedged power volumes sold.

Net revenue increased 17 percent for the three months ended December 31, 2004 to $71.6 million compared to the same period of 2003. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power affect both revenue and the cost of goods sold.

SUMMARY OF EIGHT MOST RECENT QUARTERS[1]

($ millions)	Q4 04	Q3 04	Q2 04	Q1 04	Q4 03	Q3 03[1]	Q2 03[1]	Q1 03[1]
Net revenue	71.6	61.5	59.5	57.2	61.0	53.3	51.2	54.4
Net income	25.8	17.1	11.9	11.0	12.0	9.3	6.8	10.2
($ per unit)								
Earnings								
Basic	0.49	0.33	0.25	0.24	0.26	0.20	0.15	0.23
Diluted	0.48	0.33	0.25	0.24	0.26	0.20	0.15	0.22
Dividends/distributions [2]	0.45	0.45	0.30	0.11	0.11	0.11	0.08	0.08

[1] *Restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations*

[2] *The Trust pays a stable monthly distribution of $0.15 per unit. The distributions for Q2 2004 are for the period starting May 1, 2004, the effective date of the Trust*

Identifiable trends in AltaGas' business across the past eight quarters reflect the organization's growth, a favourable business environment, and seasonality in the business. The first and last quarters each year are AltaGas' most profitable on the basis of the contribution from the Natural Gas Distribution segment which, as a distributor of natural gas for heating purposes, reports higher earnings in colder periods than in warmer periods.

Net income of $10.2 million in the first quarter of 2003 set a new high for ASI for that period in a year. The projects and acquisitions undertaken in the fourth quarter of 2002 were the main drivers of this performance, along with an improved business environment in all business segments. The Wabasca facilities acquisition increased throughput in the field gathering and processing component as did sharply increased tie-in activity with a record 85 wells tied-in during the first quarter. Final commissioning of the Joffre ethane extraction plant provided volume increases in the extraction component and volumes in the transmission component were higher due to the Suffield pipelines acquisition. Unplanned outages in the power services component, combined with higher than expected transmission costs at the Alberta Electric System Operator, partially offset the gains made in the other segments. AltaGas commenced selling power on April 1, 2003 from the Genesee energy contract which provides for 100 MW of power capacity from the Genesee power plant.

Second quarter 2003 net income was $6.8 million, 39 percent higher than the same quarter in 2002, a result of stronger contributions from the transmission, power services and extraction components. Increases in the transmission component related to the Suffield pipeline acquisition at the end of 2002. In the power services component, increases in net revenue were driven by higher average prices received for power and by the increased volumes sold resulting from the Genesee energy contract. Extraction component performance was better than the same quarter in the prior year as a result of the commissioning of the Joffre ethane extraction plant at the end of 2002. Improved operating income was offset by higher interest expense due to higher debt levels in the second quarter of 2003 when compared to the same quarter of the prior year, and as a result of a charge to income for legislative changes to the taxation of resource income.

Power services, extraction and transmission components were the key contributors in the third quarter of 2003 to a 63 percent increase in net income to $9.3 million when compared to the third quarter of 2002. Higher NGL fractionation spreads at the Empress ATCO extraction plant contributed to the increase. In addition, power prices improved over the same quarter in the prior year. AltaGas paid a quarterly dividend of $0.11 per share, up from $0.08 per share in the second quarter of 2003 on the basis of the increased strength and sustainability of AltaGas' earnings.

Fourth quarter 2003 net income of $12.0 million, including an unfavourable income tax expense charge of $1.2 million related to announced changes in federal large corporation's tax legislation, was still the highest quarterly net income reported by AltaGas since inception. The increase from the prior year's quarter was a result of the late 2002 gathering and processing segment acquisitions, incremental power volumes sold from the Genesee energy contract, strong power prices and the completion of modifications to increase AltaGas' share of ethane production at the EnCana-operated Empress extraction plant late in the third quarter of 2003.

First quarter 2004 produced record net income of $11.0 million for that quarter based on increased volumes in the Gathering and Processing and Energy Services segments which were partially offset by lower margins in the Energy Services segment and warmer weather and regulatory adjustments in the Natural Gas Distribution segment.

The second quarter of 2004 saw AltaGas convert from a corporate structure to an income trust. Very strong operational performance in the second quarter of 2004 was driven by volume increases in the Gathering and Processing segment from acquisitions and expansions and from higher power volumes sold. Net income of $11.9 million and income per unit of $0.25 both improved substantially compared to the same quarter of the prior year. During the quarter, the Trust made its first public offering of units as an income trust and raised $88.5 million with net proceeds used to reduce the Trust's debt. This quarter also saw AltaGas commence monthly distributions to unitholders of $0.15 per unit.

The third quarter of 2004 was the first full quarter as an income trust. The Trust generated record funds from operations of $28.6 million and increased net income to $17.1 million or $0.33 per unit. Highlights for the quarter that contributed to the bottom line included the closing of the EEEP acquisition on August 25, 2004, the acquisition of the Alberta power peaking capacity and high NGLs fractionation spreads.

Fourth quarter 2004 was highlighted above.

SENSITIVITY ANALYSIS

The following table illustrates the anticipated effects of economic and operational changes on AltaGas' 2005 net income.

Factor Share	Increase or Decrease	Increase or Decrease Net income per unit
Field gathering and processing volumes at existing facilities	Five Mmcf/d	0.012
Field gathering and processing operating margin per mcf	One cent	0.026
Electricity prices	$1 per MWh	0.010
Natural gas prices	$0.50/mcf	0.001
Natural gas liquids fractionation spread	$1 per Bbl	0.005
Interest rates	25 basis points	0.002
Degree days (1)	Ten percent	0.015
Change in allowed ROE (2)	One percent	0.007

(1) *Degree day – The cumulative extent to which the daily mean temperature falls below 18 degrees Celsius. Normal degree days are based on a 20 year rolling average. The 10 percent is relative to the 20 year rolling average*

(2) *The change in allowed ROE pertains to AltaGas Utilities Inc.*

OUTLOOK

The outlook for 2005 is positive. AltaGas expects to grow earnings and assets in all parts of its business through internal growth opportunities and strategic acquisitions. Drilling activity in the majority of AltaGas' operating areas is expected to remain strong given the favourable commodity pricing environment, resulting in high well tie-in activity in the field gathering and processing component. As well, operating management has identified a number of internal expansion opportunities to pursue, which will further add value in that component. Exploitation of synergies across the businesses are expected to increase processed volumes or otherwise present improved revenue opportunities. Power prices received on the Trust's hedged volumes are expected to be higher in 2005 than 2004 although average spot prices on unhedged volumes are expected to be lower. The late August 2004 acquisition of the Edmonton ethane extraction plant, the power peaking plant purchase and the October 2004 acquisition of PremStar businesses are expected to contribute to improved operating results for a full year in 2005.

AltaGas has grown through accretive acquisitions in the past and expects to continue the trend. In the current environment, multiples being paid to acquire properties are, in many cases, too high in management's view. Management expects to adhere to the principles it has in the past ensuring any acquisitions it pursues will: provide long-term stable earnings and cash flows, will ensure concentrations of risk are minimized and will create long-term value for unitholders.

SUBSEQUENT EVENTS

On February 7, 2005 the Trust sold 1.4 million units of its investment in Taylor NGL Limited Partnership for net proceeds of $12.8 million realizing a pre-tax gain of approximately $5.0 million. The sale reduces AltaGas' ownership in Taylor to 4.0 million units or 14.0 percent.

UNITHOLDER LIMITED LIABILITY LEGISLATION

On July 1, 2004, the Income Trusts Liability Act (Alberta) came into force which provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the trustee of the Trust, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's assets. The trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

As members of the Board of Directors of AltaGas General Partner Inc., elected by the Trust at the direction of the unitholders to manage or supervise the management, business and affairs of the Trust, it is our responsibility to ensure that the interests of unitholders and other stakeholders are properly represented. To that end, the Board of Directors has assumed responsibility for stewardship of the Trust and has developed standards and procedures for its operations that meet the highest standards of governance. We regularly review the activities of the Trust with a view to ensuring its business affairs are conducted appropriately, with the honesty, integrity, transparency and accountability that unitholders expect. We are committed to continuing to direct the activities of this Trust to those high standards.

On behalf of the Board of Directors:

Myron F. Kanik
Lead Director

AltaGas believes that good governance improves performance and benefits all unitholders. AltaGas is committed to the highest standards of governance. The following is a summary of the Trust's Governance Practices. A more detailed description of the Trust's practices can be found in the Trust's Information Circular filed on the SEDAR system.

Statement of Governance Practices

MANDATE OF THE BOARD

The Board of Directors of the General Partner exercises overall responsibility for the management and supervision of the affairs of the Trust. This includes the appointment of the Chief Executive Officer and senior officers of AltaGas Ltd. and AltaGas General Partner Inc., approval of their compensation and monitoring of the Chief Executive Officer's performance.

The Board of Directors also reviews and adopts an annual strategic plan. Key objectives, as well as quantifiable operational and financial targets, and systems for the identification, monitoring and mitigation of principal business risks are incorporated into the annual strategy review.

The Board of Directors ensures that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

The Board of Directors also annually reviews a communications policy in relation to unitholders, employees, financial analysts, the media and other stakeholders. The policy contains procedures and practical guidelines for the consistent, transparent, regular and timely public disclosure of material and non-material information about the Trust.

BOARD COMPOSITION

The Board is currently composed of eight Directors, seven of whom are unrelated directors under the existing TSX Guidelines. Mr. David Cornhill, Chairman and Chief Executive Officer of AltaGas General Partner Inc., is the only member of the Board of Directors who is also a member of management.

BOARD COMMITTEES

The Board has four standing committees: Governance; Audit; Environment and Safety; and Human Resources and Compensation. The Governance, Audit and Human Resources and Compensation committees are comprised solely of non-management, unrelated directors. The Environment and Safety Committee is comprised of a majority of non-management, unrelated directors. The Chairman and Chief Executive Officer of AltaGas General Partner Inc. serves on the Environment and Safety Committee. Each of the committees has a Board of Directors approved mandate which prescribes its composition and responsibilities as well as administrative duties.

GOVERNANCE COMMITTEE

The Governance Committee is responsible for identifying individuals qualified to become Board of Directors members, and recommending to the Board of Directors proposed nominees for election to the Board of Directors and Board of Directors compensation. The Committee is also responsible for reviewing, reporting and providing recommendations for improvement to the Board with respect to all aspects of governance. The Governance Committee, on a periodic basis, assesses the effectiveness of the Board of Directors as a whole, the Committees of the Board of Directors and the contributions of individual members. As well, the committee is responsible for the orientation and education of new members of the Board of Directors and continuing development of existing members of the Board of Directors.

AUDIT COMMITTEE

The Audit Committee reviews, reports and provides recommendations to the Board of Directors on the annual and interim financial statements and on: the integrity of the financial reporting of the Trust; the adequacy of the Trust's processes for identifying and managing financial risk; the adequacy of its internal control system; the appointment, terms of engagement, provision of non-audit services and proposed fees of the independent auditor. The Audit Committee meets regularly in-camera with the external auditor without management present.

ENVIRONMENT AND SAFETY COMMITTEE

The Environment and Safety Committee is responsible for reviewing, reporting and making recommendations to the Board of Directors on the Trust's policies and procedures with respect to environment, occupational health and safety.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

The Human Resources and Compensation Committee reviews, reports and provides recommendations to the Board of Directors on the compensation of the Chief Executive Officer and the appointment and compensation of senior corporate officers, succession plans, the compensation policy for all other employees and the approval of all grants of stock options.

Management's Responsibility for Financial Statements

Management recognizes that it is responsible for the preparation of the consolidated financial statements and is satisfied that these statements have been prepared using Canadian generally accepted accounting principles and are within reasonable limits of materiality. Further, management is satisfied that the financial information contained in this annual report is consistent with that presented in the consolidated financial statements. The Trust's internal controls and systems are designed to provide reasonable assurance that its assets are safeguarded and to facilitate the preparation of relevant, reliable and timely information.

External auditors have been engaged by the Trust to examine the consolidated financial statements. The Audit Committee of the Board of Directors has reviewed these statements with the external auditors and management and has reported its findings to the Board. The Board of Directors, on the recommendation of the Audit Committee, has approved the consolidated financial statements contained in this report.

David W. Cornhill
Chairman of the Board and
Chief Executive Officer
of AltaGas General Partner Inc.,
delegate of the Trustee of AltaGas Income Trust

Patricia M. Newson
Chief Financial Officer
of AltaGas General Partner Inc.,
delegate of the Trustee of AltaGas Income Trust

February 14, 2005

Auditors' Report

To the Unitholders of AltaGas Income Trust

We have audited the consolidated balance sheets of AltaGas Income Trust as at December 31, 2004 and 2003 and the consolidated statements of income and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of AltaGas Income Trust as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP
Chartered Accountants

Calgary, Canada
February 14, 2005

Consolidated Balance Sheets

as at December 31 ($ thousands)	2004	2003
ASSETS		
Current assets		
Cash and cash equivalents *(note 5)*	$ 2,669	$ –
Customer deposits	26,550	–
Accounts receivable	160,507	88,463
Inventory	250	1,879
Other	4,845	5,806
	194,821	96,148
Capital assets *(notes 6 and 10)*	746,729	677,911
Energy services arrangements, contracts and relationships *(note 7)*	113,102	101,035
Goodwill	18,860	18,860
Future income taxes *(note 16)*	208	208
Long-term investments and other assets *(notes 8 and 19)*	34,876	25,098
	$ 1,108,596	$ 919,260
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 144,594	$ 74,726
Distributions payable to unitholders	7,979	–
Short-term debt *(note 9)*	7,016	4,493
Current portion of long-term debt *(note 10)*	101,001	–
Customer deposits	26,550	–
Other	14,193	7,857
	301,333	87,076
Long-term debt *(note 10)*	251,462	392,358
Asset retirement obligations *(note 11)*	16,122	13,962
Future income taxes *(note 16)*	56,164	62,537
	323,748	468,857
Unitholders' equity *(notes 13 and 14)*	483,515	363,327
	$ 1,108,596	$ 919,260

Commitments *(notes 2, 7, 9, 10, 12 and 15)*

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors of AltaGas General Partner Inc. on behalf of AltaGas Income Trust:

Director

Director

Consolidated Statements of Income and Accumulated Earnings

for the years ended December 31 ($ thousands except per unit amounts)		2004		2003
REVENUE				
Operating	$	857,419	$	709,766
Other		1,800		838
		859,219		710,604
EXPENSES				
Cost of sales		609,449		490,747
Operating and administrative		116,393		97,991
Amortization:				
Capital assets		35,609		32,317
Energy services arrangements and contracts		6,217		5,995
		767,668		627,050
Operating income		91,551		83,554
Interest expense *(notes 9, 10 and 12)*				
Short-term debt		563		1,406
Long-term debt		20,576		20,666
Income before income taxes		70,412		61,482
Income taxes *(note 16)*		4,611		23,159
Net income		65,801		38,323
Accumulated earnings, beginning of year		131,350		93,027
Adjustment for change in accounting policy *(note 3)*		(332)		–
Accumulated earnings, end of year	$	196,819	$	131,350
Net income per unit *(note 14)*				
Basic	$	1.33	$	0.84
Diluted	$	1.31	$	0.84

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows

for the years ended December 31 ($ thousands)	2004	2003
CASH FROM OPERATIONS		
Net income	$ 65,801	$ 38,323
Items not involving cash:		
Amortization	41,826	38,312
Accretion of asset retirement obligations	1,094	920
Stock option compensation *(note 3)*	2,490	–
Future income taxes (recovery)	(3,104)	12,572
Loss (gain) on sale of assets and investments	53	(371)
Equity income	(1,930)	(719)
Distributions from equity investments	1,976	903
Other	378	236
Funds generated from operations	108,584	90,176
Net change in non-cash working capital *(note 17)*	39,122	6,292
	147,706	96,468
INVESTING ACTIVITIES		
Increase in customer deposits	(26,550)	–
Acquisition of capital assets	(94,786)	(44,245)
Disposition of capital assets	157	1,370
Acquisition of energy services arrangements and contracts	(12)	(25)
Acquisition of long-term investments and other assets	(13,693)	(18,612)
Disposition of long-term investments and other assets	3,444	1,331
	(131,440)	(60,181)
FINANCING ACTIVITIES		
Decrease in short-term and long-term debt	(51,479)	(22,647)
Dividends	(5,051)	(17,292)
Distributions to unitholders	(53,672)	–
Costs of issuing units on conversion *(note 14)*	(8,620)	–
Net proceeds from issuance of units and common shares *(note 14)*	105,225	3,652
	(13,597)	(36,287)
Change in cash and cash equivalents	2,669	–
Cash and cash equivalents, beginning of year	–	–
Cash and cash equivalents, end of year	$ 2,669	$ –

See accompanying notes to the consolidated financial statements

(tabular amounts in thousands of dollars)

1. STRUCTURE OF ALTAGAS INCOME TRUST

AltaGas Income Trust (AltaGas or the Trust) is an unincorporated open-ended trust established under the laws of Canada, pursuant to a Declaration of Trust dated March 26, 2004. The Trust commenced operations on May 1, 2004 as successor to AltaGas Services Inc. (ASI) when it acquired all of the shares of ASI for consideration of trust units or exchangeable units on a one for one basis. These audited consolidated financial statements follow the continuity of interest basis of accounting whereby the Trust is considered a continuation of ASI. As a result, the comparative period figures are those of ASI while the results of operations include ASI's results for the period up to and including April 30, 2004 and the Trust's results of operations from May 1, 2004 to December 31, 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles. Significant accounting policies are summarized below:

Basis of Presentation

These consolidated financial statements include the accounts of AltaGas Income Trust and all of its wholly-owned subsidiaries, and its proportionate interests in the ASTC Power Partnership, Heritage Gas Limited and Inuvik Gas Ltd. Transactions between the Trust, wholly-owned subsidiaries and the proportionate interests are eliminated on consolidation.

The Trust's subsidiary, AltaGas Utilities Inc. is engaged in the distribution and sale of natural gas in various communities located within the province of Alberta and is regulated by the Alberta Energy and Utilities Board (AEUB). These regulations cover such matters as tariffs, rates, construction, operations, financing and accounting. AltaGas Utilities Inc.'s accounting policies conform to generally accepted accounting principles in the utility industry and reflect the policies established from time to time by the AEUB.

The Trust has entered into joint venture arrangements, and accordingly the accounts reflect only the Trust's proportionate interest in these activities.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and balances with banks, and investments in money market instruments with maturities less than three months.

Customer Deposits

Cash deposited by customers under the terms of natural gas and power marketing contracts is invested in short-term deposits with a Canadian Chartered bank. These funds are restricted and are not available for general use by the Trust. The offsetting liability is classified as customer deposits within current liabilities.

Inventory

Materials and supplies are valued at the lower of average cost and replacement cost. Natural gas inventories are valued at the lower of cost or current market values.

Capital Assets and Amortization

Capital assets are recorded at cost plus interest incurred during the construction period to finance long-term construction projects. The allowance for funds used during the construction of regulated natural gas distribution assets is capitalized at rates authorized by the regulatory authorities in Alberta and Nova Scotia.

Contributions in aid of construction of natural gas distribution assets are deducted from the cost of acquiring capital assets, with subsequent amortization calculated on the net cost. Repairs and maintenance costs are expensed in the period incurred.

The Trust amortizes the cost of capital assets, net of salvage value, on a straight-line basis based on the estimated useful life of the assets except for regulated natural gas distribution assets, where amortization is calculated on a straight-line basis at rates approved by the regulatory authority.

Gathering and Processing	
Gathering and processing assets	15 – 40 years
Other assets	1 – 5 years
Energy Services	
Energy services assets	8 – 20 years
Capital lease	10 years
Other assets	1 – 5 years
Natural Gas Distribution	
Natural gas distribution assets	0.8 – 21.2 percent
Other assets	2.5 – 33.3 percent

AltaGas follows the full cost method of accounting for oil and gas exploration and development activities. Capitalized costs are accumulated in a single cost centre and amortized to income on a unit of production basis over the estimated production life of proved reserves.

Leases are classified as either capital or operating. Leases which transfer substantially all the benefits and risks of ownership of property to AltaGas are accounted for as capital leases. Capital leases are accounted for as assets and are amortized on a straight-line basis over the lease term. The capital lease obligations reflect the present value of future lease payments. The finance element of the lease payments is charged to income over the term of the lease. Commitments to repay the principal amounts arising under capital lease obligations are included in current liabilities to the extent that the amount is repayable within one year; otherwise the principal is included as a long-term liability.

Energy Services Arrangements, Contracts, Relationships and Amortization

Energy services arrangements, contracts and relationships are recorded at cost which was fair value at the time of purchase, and are amortized on a straight-line basis over their term or estimated useful life:

Sundance Power Purchase Arrangements (PPAs)	19 years
Natural gas and power marketing contracts	18 months
Energy services relationships	15 years

AltaGas owns 50 percent of two Sundance B PPAs through its interest in the ASTC Power Partnership (ASTC). ASTC is committed to purchase all of the power from the 706 megawatt capacity Sundance generating units. The investment in the PPAs and their revenue and expenses thereunder are recorded on a proportionate basis. The Sundance B PPAs are the right to the committed generating capacity of two regulated Alberta generating units and required a capital outlay to acquire. The Trust is obligated to make payments to the owners of the underlying generating units over the remaining terms of the PPAs to December 31, 2020. Such amounts are recorded as cost of sales as incurred. Revenue from the sale of the committed power is recorded when delivered.

The Genesee energy contract is the right to generating capacity at a regulated Alberta generating unit for a three year period ending March 31, 2006 which required no capital outlay but includes monthly capacity charges, which amounts are recorded as cost of sales. Revenue from the sale of the committed power is recorded when delivered.

The Marketing service arrangements and contracts are the rights and obligations to buy and sell fixed volumes of natural gas and power at contracted prices. Revenue and expenses are recorded when delivered.

Energy services relationships were purchased along with substantially all of the assets and liabilities of PremStar Energy Canada Ltd., ECNG Inc. and Energistics Group Inc. and are recorded at fair value and amortized on a straight-line basis commencing with the termination of the related short-term contracts over the 15 year expected useful life of the relationships.

Goodwill

Goodwill represents that portion of the purchase price of the Suffield natural gas pipeline system which was in excess of the fair value of the net assets acquired. Goodwill is not subject to amortization but is tested at least annually for impairment by comparing the fair value of the natural gas transmission component with its book value.

Long-Term Investments and Other Assets

Investments in entities in which AltaGas has the ability to exercise significant influence are accounted for by the equity method. Other long-term investments are recorded at cost. Any other than temporary impairment in value of an investment is charged against income when determined.

Asset Retirement Obligations

The Trust recognizes asset retirement obligations in the period in which the obligation is incurred and a reasonable estimate of a fair value can be determined. The associated asset retirement costs are capitalized as part of the carrying amount of the asset and are depreciated over the estimated useful life of the asset. The liability is increased due to the passage of time over the estimated period until the settlement of the obligation, with an offsetting charge to accretion expense in the income statement.

In the Natural Gas Distribution and Gathering and Processing segments, certain of AltaGas' assets have an indeterminate life and thus a future retirement obligation is not recognized.

Derivative Instruments

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates. These contracts are designated as hedges when the underlying risks of the hedged and hedging instruments offset to manage the Trust's exposure. Gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction. If financial derivative contracts cease to be effective as hedges or if the hedge relationship is terminated, any cumulative gains or losses arising prior to such time continue to be deferred over the period of the original hedged transaction and subsequent changes in the fair value of the derivative contracts are recognized as adjustments to income. The effectiveness of hedges is tested quarterly to ensure the correlation of the underlying risks.

AltaGas enters into commodity derivative contracts for the future delivery of commodities at fixed prices. These contracts are not recognized in the financial statements until they are settled.

Revenue Recognition

Revenue for gathering and processing services is recorded as the services are rendered. Energy marketing and natural gas distribution revenue are recognized at the time the product is delivered.

Unit Based Compensation Plans

The Trust follows the fair value method of accounting for trust unit options granted during the year. Unit options are valued at the date of the grant and recognized as compensation expense over the vesting period of the options. Consideration received by the Trust on exercise of the option rights is credited to unitholders' capital.

AltaGas has an incentive phantom unit plan which requires settlement by cash payments. During the graded vesting period, compensation expense is recognized using the liability method and is recorded as operating and administrative expense over the life of the vesting period. A change in value of the phantom units is recognized in the period the change occurs.

Pension Plans and Retirement Benefits

The cost of defined benefit pension and other retirement benefits is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The current service cost of the benefit is the sum of the individual current service costs, and the accrued benefit obligation is the sum of the accrued liabilities for all participants.

For purposes of calculating the expected return on plan assets, those assets are valued at fair value. The cumulative net actuarial gain or loss at the beginning of the year in excess of 10 percent of the greater of the accrued benefit obligation and the fair value of plan assets is amortized on a straight-line basis over the average remaining service life of the active employees. The average remaining service periods of the active members covered by the pension plans and other retirement benefits plans are 14 to 16 years. Transitional obligations are being amortized on a straight-line basis over the remaining service life of active employees. Past service costs resulting from plan amendments are amortized on a straight-line basis over the average remaining service life of active employees for the respective plan.

Income Taxes

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable on income that is not distributed or distributable to the unitholders. As the Trust allocates all of its Canadian taxable income to the unitholders in accordance with its Trust indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for Canadian income tax expense has been made for AltaGas Income Trust.

Except for rate-regulated natural gas distribution subsidiaries, income taxes are calculated in the subsidiary companies of the Trust using the liability method of tax accounting. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are anticipated to be in effect in the periods in which the differences are expected to be settled or realized.

Income taxes in the rate regulated natural gas distribution subsidiaries are provided using the taxes payable method approved by the regulatory authorities. In accordance with regulated accounting, provision is made only for those income taxes currently payable and no future tax is recorded on the differences between the financial reporting and tax basis of assets and liabilities.

Per Unit Information

Basic net income per unit is calculated on the basis of the weighted average number of trust and exchangeable units outstanding during the year. Diluted net income per unit is calculated as if the proceeds obtained upon exercise of options were used to purchase units at the average market price during the year.

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenue and expenses during the period. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

3. CHANGES IN ACCOUNTING POLICY

Effective January 1, 2004 the Trust retroactively adopted the fair value method of accounting for stock or unit options approved by the Canadian Institute of Chartered Accountants. This change in accounting policy resulted in a reduction of opening accumulated earnings for 2004 of $0.3 million and an increase to contributed surplus.

Stock option compensation expense charged to operating and administrative expense for the year ended December 31, 2004 is $2.5 million with a corresponding increase to contributed surplus. No compensation expense is recorded for stock options issued prior to January 1, 2002.

Previously, AltaGas accounted for stock based compensation using the intrinsic value method of accounting. No compensation expense was recognized for stock options granted, but it was disclosed on a proforma basis in the notes to the consolidated financial statements. Proceeds received on the exercise of stock options was credited to unit capital.

4. ACQUISITIONS

On October 6, 2004 AltaGas acquired substantially all of the assets and liabilities of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. for $21.9 million including acquisition costs. Consideration paid was $1.5 million cash and trust units with an ascribed value of $19.0 million issued from treasury. The acquisition was accounted for using the purchase method, whereby assets acquired are recorded at fair value and the results are included in these consolidated financial statements from the date of acquisition. The allocation of the purchase price has not been finalized and may be subject to adjustment.

Net Assets Acquired		
Working capital	$	2,568
Capital assets		905
Energy services arrangements and contracts		1,839
Energy services relationships		16,548
		21,860
Net acquisition costs		(1,341)
	$	20,519

5. CASH AND CASH EQUIVALENTS

		2004		2003
Cash on hand and balances with banks	$	1,919	$	–
Short-term investments		750		–
Cash and cash equivalents	$	2,669	$	–

The effective interest rate on short-term investments was 1.8 percent.

6. CAPITAL ASSETS

	2004			2003		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Gathering and Processing						
Gathering and processing assets	$695,292	$111,024	$584,268	$621,817	$ 88,599	$533,218
Other assets	10,969	4,282	6,687	7,550	1,480	6,070
Energy Services						
Energy services assets	28,913	9,999	18,914	27,910	7,857	20,053
Capital lease	13,798	457	13,341	–	–	–
Other assets	2,831	1,466	1,365	2,515	1,101	1,414
Natural Gas Distribution						
Natural gas distribution assets	165,557	60,394	105,163	157,062	54,606	102,456
Other assets	26,625	9,634	16,991	25,515	10,815	14,700
	$943,985	$197,256	$ 746,729	$842,369	$164,458	$677,911

Interest capitalized on long-term capital construction projects for the year ended December 31, 2004 was $0.2 million (2003 – $0.2 million). At December 31, 2004 the Trust had spent approximately $24.9 million (2003 – $13.4 million) on capital projects under construction that were not yet subject to amortization.

7. ENERGY SERVICES ARRANGEMENTS, CONTRACTS AND RELATIONSHIPS

	2004			2003		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Energy services arrangements and contracts	$115,217	$ 18,663	$ 96,554	$113,367	$ 12,332	$101,035
Energy services relationships	16,548	–	16,548	–	–	–
	$131,765	$ 18,663	$ 113,102	$113,367	$ 12,332	$ 101,035

The amortization of the energy services relationships will begin on April 1, 2006.

8. LONG-TERM INVESTMENTS AND OTHER ASSETS

		2004		2003
Common shares of public companies	$	475	$	825
Common shares of private companies		696		841
Equity accounted investments in units of a public partnership		30,665		17,925
Equity accounted investments in common shares of private companies		–		654
Advances *(note 20)*		–		2,335
Other		3,040		2,518
	$	34,876	$	25,098

At December 31, 2004 the quoted market value of the holdings of public entities was approximately $45.9 million (2003 – $22.1 million). The fair market value of investments in private companies is not reasonably determinable.

The Trust owns approximately 18.9 percent of Taylor NGL Limited Partnership (Taylor), which is accounted for by the equity method.

9. SHORT-TERM DEBT

At December 31, 2004 the Trust, through AltaGas Holdings Limited Partnership No. 1, held a $50.0 million (2003 held by AltaGas Services Inc. – $50.0 million) unsecured demand operating credit facility with a Canadian chartered bank. Draws on the facility bear interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee. At December 31, 2004 the Trust had prime loans of $7.0 million and letters of credit of $6.9 million (2003 – $4.4 million and $14.6 million respectively) outstanding against the facility.

At December 31, 2004 the Trust, through AltaGas Holdings Limited Partnership No. 1, held a $75.0 million (2003 held by AltaGas Services Inc. – $75.0 million) unsecured 364 day extendible revolving term letter of credit facility with a Canadian chartered bank. The facility has a maturity date of November 28, 2005 and can be extended for 364 days from the maturity date. AltaGas may borrow up to $25.0 million by way of prime loans, US base rate loans, Libor loans or bankers' acceptances on the letter of credit facility. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draw made. At December 31, 2004 the Trust had drawn debt of nil (2003 – $0.1 million) and letters of credit of $28.7 million (2003 – $11.9 million) outstanding against the extendible revolving term letter of credit facility.

The prime lending rate at December 31, 2004 was 4.25 percent (2003 – 4.50 percent). The average rate on the Trust's outstanding bankers' acceptances at December 31, 2004 was 3.86 percent (2003 – 4.00 percent).

10. LONG-TERM DEBT

	2004	2003
Operating loans	$ 239,210	$ 292,358
Capital lease obligation	13,253	–
Medium term notes	100,000	100,000
	$ 352,463	$ 392,358
Less current portion	101,001	–
	$ 251,462	$ 392,358

Operating Loans

At December 31, 2004 the Trust, through AltaGas Holdings Limited Partnership No. 1, held a $300.0 million (2003 held by AltaGas Services Inc. – $300.0 million) unsecured extendible revolving term credit facility with a syndicate of Canadian chartered banks. Borrowings on the facility can be by way of prime loans, US base rate loans, Libor loans, bankers' acceptances or documentary credits. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draw. The facility has a maturity date of November 28, 2005 and can be extended for an additional year at that time or the facility can be converted by the Trust to a two year term loan. The term loan is repayable over the two year period or at the end of the two year term, depending on the senior unsecured debt rating of the Trust or certain subsidiaries or partnerships of the Trust. At December 31, 2004 the Trust had drawn bankers' acceptances of $239.0 million (2003 – $289.0 million) outstanding against the facility.

Medium Term Notes

A short form shelf prospectus was filed on January 10, 2003 to renew for a two year period the medium term note (MTN) program initiated on September 27, 2000. MTNs may be issued in an aggregate principal amount of up to $250.0 million at prices and terms determined at the time of issue. On October 4, 2000, $100.0 million of 7.28 percent MTNs were issued pursuant to the program. Interest is payable semi-annually and the principal is due on October 4, 2005. On May 1, 2004 AltaGas Operating Partnership assumed all of the obligations, indebtedness and liabilities of AltaGas Services Inc. pursuant to the MTN Trust Indenture dated September 27, 2000, the First Supplemental Indenture dated May 1, 2004 and the MTNs.

Capital Lease Obligation

On September 1, 2004 the Trust entered into a 10 year capital lease with an option to extend the term for an additional 15 years. The lease has payment commitments over the next five years as follows:

2005	$	1,878
2006		1,878
2007		1,878
2008		1,878
2009		1,878
Thereafter		8,769
		18,159
Less imputed interest at 6.85 percent		(4,906)
Present value of minimum lease payments		13,253
Less current portion		(1,001)
	$	12,252

Interest expense on capital leases amount to $0.3 million (2003 – nil).

11. ASSET RETIREMENT OBLIGATIONS

	December 31, 2004	December 31, 2003
Balance, beginning of year	$ 13,962	$ 12,925
New obligations in the year	1,066	117
Accretion expense	1,094	920
Balance, end of year	$ 16,122	$ 13,962

AltaGas estimates the undiscounted cash required to settle the asset retirement obligations is $49.1 million (2003 – $45.0 million). The asset retirement obligations have been recorded in the financial statements at estimated values discounted at rates between 7.6 percent and 8.5 percent and are expected to be incurred between 2010 and 2040. The majority of the costs are expected to be incurred between 2025 and 2035. No assets have been legally restricted for settlement of the estimated liability.

12. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

In the course of normal operations the Trust issues short and long-term debt, and purchases and sells natural gas and power commodities. These activities result in exposures to fluctuations in interest rates and commodity prices. The Trust uses financial derivative instruments that result in cash settlements to manage the price or cash flow risk that results from these activities. The Trust does not make use of derivative instruments for speculative purposes.

The fair values of financial derivatives have been estimated using year-end market rates. These fair values approximate the amount that the Trust would receive or pay if the instruments were closed out at these dates.

Commodity Price Risk Management

Under the PPAs AltaGas has an obligation to buy power at agreed terms and prices to December 31, 2020. The Trust sells the power to the Alberta Electric System Operator at spot prices and uses swaps and collars to fix the prices over time on a portion of the volumes. AltaGas' strategy is to lock in margins to provide predictable earnings. At December 31, 2004 the Trust had no intention to terminate any contracts prior to maturity.

At December 31 the Trust had the following contracts outstanding:

Derivative instruments	Fixed Price (per MWh)	Period (months)	Notional Volume (MWh) Sales	Notional Volume (MWh) Purchases	Fair Value
2004					
Swaps and collars	$41.50 to 63.25	3 to 12	2,440,573	–	$ 1,307
Swap	$ 55.77	156	–	341,856	$ (2,099)
2003					
Swaps and collars	$41.50 to 52.00	12 to 15	2,531,176	–	$ (17,834)
Swap	$ 56.43	168	–	368,064	$ (3,394)

Interest Rate Risk Management

To hedge against the effect of future interest rate movements, the Trust enters into interest rate swap agreements to fix the interest rate on a portion of its bankers' acceptances issued under credit facilities. The Trust has no intention of terminating any swap agreements prior to maturity.

At December 31 the Trust had the following contracts outstanding:

Interest rate swaps	Period (months)	Principal	Weighted Average Interest Rate	Fair Value
2004	3 to 51	$ 200,000	3.93%	$ (1,797)
2003	3 to 60	$ 180,000	4.21%	$ (1,576)

Credit Risk on Financial Instruments

Credit risk results from the possibility that a counterparty to a derivative in which the Trust has an unrealized gain fails to perform according to the terms of the contract.

Credit exposure is minimized by entering into transactions with credit worthy counterparties in accordance with established credit policies and practices. At December 31, 2004 AltaGas did not have a significant concentration of credit risk with any single counterparty to financial contracts.

13. UNITHOLDERS' EQUITY

	December 31, 2004	December 31, 2003
Unitholders' capital *(note 14)*	$ 386,638	$ 268,040
Contributed surplus *(note 3)*	2,823	–
Accumulated earnings	196,819	131,350
Accumulated dividends	(41,114)	(36,063)
Accumulated unitholders' distributions declared	(61,651)	–
	$ 483,515	$ 363,327

For the year ended December 31, 2004 $5.1 million (2003 – $17.3 million) of dividends and $53.7 million (2003 – nil) of distributions were paid by the Trust.

14. UNITHOLDERS' CAPITAL

Authorized December 31, 2003

- an unlimited number of common shares without nominal or par value
- an unlimited number of preferred shares without nominal or par value

Authorized December 31, 2004

- an unlimited number of trust units redeemable for cash at the option of the holder
- an unlimited number of AltaGas Holding Limited Partnership No. 1 (LP1) class B limited partnership units which are exchangeable into trust units on a one for one basis. Prior to May 1, 2014 the exchange is at the option of the unitholder at any time, and at the option of the Trust should the number of LP1 units outstanding fall below 750,000. After May 1, 2014 the exchange is at the option of either the Trust or the unitholder.
- an unlimited number of AltaGas Holding Limited Partnership No. 2 (LP2) class B limited partnership units which are exchangeable into trust units on a one for one basis. Prior to May 1, 2009 the exchange is at the option of the unitholder at anytime, and at the option of the Trust should the number of LP2 units outstanding fall below 1,000,000. After May 1, 2009 the exchange is at the option of either the Trust or the unitholder.

Common shares issued and outstanding:

	Number	Amount
December 31, 2002	36,237,092	$ 175,326
Issued for cash on exercise of options	471,752	3,652
Issued for compensation	8,000	98
December 31, 2003	36,716,844	179,076
Common shares issued for cash on exercise of options	209,449	1,752
Common shares issued for compensation	2,000	39
Common shares issued on conversion of preferred shares	9,000,000	88,964
Common shares repurchased and cancelled on trust conversion	(45,928,293)	(269,831)
December 31, 2004	–	–

Preferred shares issued and outstanding:

	Number	Amount
December 31, 2002	9,000,000	88,964
December 31, 2003	9,000,000	88,964
Converted to common shares	(9,000,000)	(88,964)
December 31, 2004	–	–

Trust units issued and outstanding:

	Number	Amount
December 31, 2003	–	–
Units issued on conversion (net of $5.6 million of after tax conversion costs)	33,668,068	194,073
Units issued on public unit offering (net of $4.7 million of issuance costs)	4,730,000	83,760
Units issued on purchase of assets	993,789	18,961
Units issued for cash on exercise of options	1,022,127	9,638
Units issued under distribution reinvestment program	521,326	10,038
Units issued for exchangeable units	8,889,931	50,879
December 31, 2004	49,825,241	367,349
Exchangeable units issued and outstanding:		
December 31, 2003	–	–
Issued by LP1 (net of conversion costs)	3,394,216	19,426
Issued by LP2 (net of conversion costs)	8,866,009	50,742
LP1 units redeemed for trust units	(23,922)	(137)
LP2 units redeemed for trust units	(8,866,009)	(50,742)
December 31, 2004	3,370,294	19,289
Issued and outstanding December 31, 2004	53,195,535	$386,638

The Trust has an employee unit option plan under which both employees and directors are eligible to receive grants. At December 31, 2004 3,800,000 units were reserved for issuance under the plan. To December 31, 2004 options granted under the plan generally had a term of 10 years to expiry and vested no longer than over a four year period. On May 1, 2004 subsequent to the establishment of the Trust all options granted were vested. There have been no options granted since May 1, 2004.

At December 31, 2004 outstanding options are exercisable at various dates to the year 2014 (2003 – 2013). Options outstanding under the plan have a weighted average exercise price of $9.02 (2003 – $8.74) and a weighted average remaining term of 7.44 years (2003 –7.21 years). As at December 31, 2004 the unexpensed fair value of unit option compensation cost associated with future periods was nil (2003 – $2.3 million).

Expiry date	Number of options	Exercise price
2009	10,900	$7.00
2010	8,000	$5.20
2011	146,075	$6.09 – 7.25
2012	92,250	$6.50 – 9.75
2013	61,386	$9.48 – 15.05
2014	30,800	$15.14 – 15.87
	349,411	

	2004		2003	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Stock options outstanding, beginning of year	1,506,362	$ 8.74	1,670,676	$ 7.66
Granted	107,000	15.07	400,638	11.76
Exercised	(1,231,576)	9.25	(471,752)	7.74
Cancelled	(32,375)	7.24	(93,200)	7.47
Unit options outstanding, end of year	349,411	$ 9.02	1,506,362	$ 8.74
Exercisable at end of year	349,411	$ 9.02	622,974	$ 7.75

The basic number of units outstanding for the year ended December 31, 2004 was 49.4 million (December 31, 2003 – 45.5 million ASI shares) and the diluted number of units outstanding for the year ended December 31, 2004 was 50.2 million (December 31, 2003 – 45.9 million ASI shares).

15. COMMITMENTS

Future minimum lease payments under operating leases for office space, office equipment and automotive equipment are estimated as follows:

2005	$ 3,392
2006	3,039
2007	2,628
2008	145
2009	31
	$ 9,235

Under the terms of a 1997 long-term gas supply contract the Trust is committed to supply natural gas for prices ranging from $2.12/Mcf in 2004 to $2.40/Mcf by contract expiry in 2009. The Trust contracted with several producers to provide the volumes for the term of the 10 year contract. One of those producers defaulted in 1999 on its obligation under its gas supply contract, resulting in the delivery commitment for 2,845 Mcf/d being assumed by the Trust. The Trust owns natural gas reserves as a hedge against the obligation under this supply contract. The natural gas produced from these reserves is in excess of the commitment under the contract.

In addition to the production from its own reserves, in 1999 the Trust acquired a right to purchase natural gas from specific reserves for $0.05 per Mcf for the life of the reserves. The production from these reserves was 1,138 Mcf/d in 2004 (2003 – 1,407 Mcf/d) and also serves as a hedge against the commitment under the contract.

The Trust was a successful bidder for 100 megawatts of power capacity in the Alberta government's second phase of the Market Achievement Plan auction. As a result, the Trust entered into an energy contract (Genesee Energy Contract) with the Balancing Pool Administrator for the right and obligation to purchase power from 100 megawatts of power capacity at the EPCOR Generation Inc. operated Genesee power plant for a three year term commencing April 1, 2003. The Trust has an obligation to pay a competitively priced fixed monthly capacity charge for the power capacity under this power purchase arrangement.

16. INCOME TAXES

Taxation of the Trust

Payments received by the Trust in the form of interest, distributions or other income from its subsidiaries are taxable income to the Trust. The Trust is entitled to deduct for income tax purposes its costs and its distributions to unitholders and since it distributes all of its income to unitholders, the Trust is not expected to be liable for income taxes either currently or in the foreseeable future.

Taxation of the Operating Subsidiaries

Incorporated operating subsidiaries of the Trust are subject to tax in the same manner as any other corporation. Operating subsidiaries are generally not expected to pay significant taxes, with the exception of the Large Corporations Tax, either currently or in the foreseeable future under existing tax legislation. Subsidiaries of the Trust that operate under utility board regulation will incur and expense income tax annually on income earned.

Consolidated Tax Position

The tax provision recorded on the consolidated financial statements differs from the amount computed by applying the combined Canadian federal and provincial income tax statutory rates to income before tax as follows:

	2004	2003
Income before taxes – consolidated	$ 70,412	$ 61,482
Income from AltaGas Income Trust distributed to unitholders	(48,616)	–
Income before taxes – operating subsidiaries	21,796	61,482
Statutory income tax rate	38.87%	40.75%
Expected taxes at statutory rate	8,472	25,054
Add (deduct) the tax effect of:		
Resource allowance	(2,529)	(2,351)
Manufacturing and processing credit	(136)	(426)
Large Corporations Tax	1,129	1,179
Rate reductions applied to future income tax liabilities	(3,418)	(628)
Permanent differences between accounting and tax bases of assets and liabilities	527	(358)
Other	566	689
Income tax provision		
Current	7,715	10,587
Future	(3,104)	12,572
	$ 4,611	$ 23,159
Effective income tax rate	6.55%	37.67%

AltaGas' income taxes are calculated according to government tax laws and regulations which result in different values for certain assets and liabilities for income tax purposes than for financial statement purposes. The amount shown on the Consolidated Balance Sheets as future income tax assets and liabilities represents the net differences between tax values and book carrying values on the operating subsidiaries' balance sheets at substantively enacted tax rates. Generally accepted accounting principles require these future income tax assets or liabilities to be recognized in the consolidated financial statements. In the case of AltaGas, these future income taxes are not expected to result in cash taxes being paid due to the expectation of continued future intercompany interest deductions at the operating subsidiary level.

As at December 31 future income taxes are comprised of the following:

	2004		2003	
	Assets	Liabilities	Assets	Liabilities
Capital assets	$ –	$ 29,492	$ –	$ 40,189
Net operating losses unused for tax purposes	208	–	208	(6,002)
Deferred debt charges	–	87	–	85
Share issue costs	–	(3,013)	–	(511)
Partnerships	–	28,890	–	28,426
Other	–	708	–	350
	$ 208	$ 56,164	$ 208	$ 62,537

Future income tax expense and future income tax assets and liabilities have not been recognized for the Trust's rate regulated natural gas distribution subsidiary. Unrecognized future income tax expense for the year ended December 31, 2004 is $0.9 million (2003 – $0.2 million). Unrecognized future income tax liabilities at December 31, 2004 are $7.4 million (2003 – $6.5 million).

17. NET CHANGE IN NON-CASH WORKING CAPITAL

The net change in the following non-cash working capital items increases (reduces) cash flows from operations as follows:

	2004	2003
Accounts receivable	$ (72,044)	$ 10,533
Inventory	1,629	1,891
Other current assets	961	(626)
Accounts payable and accrued liabilities	69,868	(2,439)
Distributions payable to unitholders	7,979	–
Customer deposits	26,550	–
Other current liabilities	6,336	460
Other	(205)	–
	41,074	9,819
Less increase in working capital from non-cash acquisition	585	–
Less decrease (increase) in capital costs payable	5,442	(3,527)
Add increase in distributions payable	(7,979)	–
Net change in non-cash working capital from operations	$ 39,122	$ 6,292

The following cash payments have been included in the determination of earnings:

	2004	2003
Interest paid	$ 19,809	$ 22,065
Income taxes paid	$ 11,436	$ 9,113

18. UNIT BASED COMPENSATION

AltaGas implemented a unit based compensation plan during 2004 which awards phantom units to certain employees. The phantom units have value if the Trust declares distributions during the vesting period. The value is further based on the level of the distributions declared and the trading price of the Trusts' units. The units vest on a graded vesting schedule. Total compensation expense recognized in 2004 under this plan was $1.1 million (2003 – nil).

Vesting date	Number of phantom units
2005	16,295
2006	16,295
2007	213,720
	246,310

19. PENSION PLANS AND RETIREMENT BENEFITS

Substantially all full-time employees of the Trust's natural gas distribution subsidiary, AltaGas Utilities Inc., are members of one of two defined benefit non-contributory pension plans. AltaGas Utilities Inc. also has plans that provide other post-retirement benefits such as life insurance and health care. The other benefit plans are not funded.

Plan contributions in 2004 and 2003 were made in accordance with 2002 reports on the actuarial valuation for funding purposes. The next actuarial valuations for funding purposes must be no later than September 30, 2005.

	2004		2003	
	Pension Plans	Other Benefit Plans	Pension Plans	Other Benefit Plans
Accrued benefit obligation				
Balance, beginning of year	$ 11,656	$ 1,020	$ 9,300	$ 814
Experience loss	496	107	1,133	115
Current service cost	778	47	668	40
Interest cost	776	66	684	59
Benefits paid	(36)	(16)	(129)	(8)
Balance, end of year	13,670	1,224	11,656	1,020
Plan assets				
Fair value, beginning of year	9,792	–	8,241	–
Actual return on plan assets	1,596	–	871	–
Employer contributions	1,432	16	809	8
Benefits paid	(36)	(16)	(129)	(8)
Fair value, end of year	12,784	–	9,792	–
Funding deficit	(886)	(1,224)	(1,864)	(1,020)
Unamortized transitional obligation	419	331	467	361
Unamortized past service costs	138	–	171	–
Unamortized net actuarial loss	1,060	345	1,491	247
Accrued benefit asset (liability)	$ 731	$ (548)	$ 265	$ (412)

All of the individual plans included in the pension plans have funding deficits. The Salaried Employees' Pension Plan has a deficit of $0.7 million (2003 – $1.3 million); the Bargaining Unit Pension Plan has a deficit of $0.2 million (2003 – $0.6 million).

	2004		2003	
	Pension Plan Benefits	Other Benefit Plans	Pension Plan Benefits	Other Benefit Plans
Significant actuarial assumptions used as at December 31				
Discount rate (percent)	6.0	6.0	6.25	6.25
Expected long-term rate of return on plan assets (percent)	6.75	n/a	6.75	n/a
Rate of compensation increase (percent)	5.00	5.00	5.00	5.00
Average remaining service life of active employees (years)	14	16	14	16
Net benefit plan expense for the year				
Current service cost and expenses	$ 778	$ 47	$ 668	$ 40
Interest cost	776	66	684	59
Actual return on plan assets	(1,595)	–	(871)	–
Actuarial losses	496	107	1,145	116
Costs arising in the period	455	220	1,626	215
Differences between costs arising in the period and costs recognized in the period in respect of:				
Return on plan assets	902	–	232	–
Plan amendments	33	–	33	–
Actuarial gains	(472)	(98)	(1,143)	(112)
Transitional obligations	48	30	48	30
Net periodic benefit plan costs recognized	$ 966	$ 152	$ 796	$ 133

The proportion of pension plan assets invested by type is as follows:

Canadian equity securities	39%
Foreign equity securities	25
Debt securities	35
Cash	1
	100%

20. RELATED PARTY TRANSACTIONS

On September 4, 2003 the Trust loaned $29.0 million to Taylor. The loan was interest bearing at prime plus one percent and was repaid on October 17, 2003. Interest earned by AltaGas on the loan was $0.2 million with fees of $0.4 million. On each of October 17, 2003 and August 19, 2004 the Trust purchased 1.6 million units of Taylor from Taylor's treasury. AltaGas paid $8.7 million and $10.6 million respectively for the investments.

On June 30, 2004 L.O.P. Inc. (LOP), an equity accounted investee, repaid the $2.3 million loan extended to it by the Trust. At the same time, the Trust sold its investment in LOP to LOP's majority shareholder for proceeds of $0.5 million. During 2003 AltaGas purchased maintenance services totaling $0.1 million from LOP. These transactions have been recorded at their exchange amounts.

The Trust pays rent under a lease for office space to 2013761 Ontario Inc. which is owned by an employee. Payments of $21 thousand were made in 2004. The five year lease expires in 2007 and is renewable at the option of AltaGas for another five years.

21. JOINT VENTURES

The Trust's proportionate interest in its partnership and joint venture arrangements is summarized as follows:

	2004	2003
Proportionate share of operating income		
Revenue	$ 194,609	$ 162,649
Expenses	156,123	117,030
	$ 38,486	$ 45,619
Proportionate share of net assets		
Current assets	$ 13,393	$ 17,027
Capital assets	54,119	53,076
Energy services arrangements and contracts	92,871	98,666
Investments and other assets	489	114
Current liabilities	(17,286)	(18,156)
	$ 143,586	$ 150,727
Proportionate share of cash flows		
Operating activities	$ 49,075	$ 54,961
Investing activities	(2,333)	(5,140)
Financing activities	(46,741)	(49,821)
	$ 1	$ –

22. SEGMENTED INFORMATION

AltaGas is a midstream energy trust with a portfolio of assets and services used to move energy from the source to the end user. Transactions between the reporting segments are recorded at fair value. The Trust has three reportable segments:

Gathering and Processing – natural gas gathering and processing, natural gas transmission, and ethane and natural gas liquids extraction.

Energy Services – power services, gas services and oil and natural gas production.

Natural Gas Distribution – natural gas distribution to end users and related services.

December 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 218,862	$ 630,412	$ 124,645	$ (114,700)	$ 859,219
Cost of sales	(53,985)	(570,485)	(93,991)	109,012	(609,449)
Operating and administrative expenses	(93,273)	(12,359)	(16,449)	5,688	(116,393)
Amortization	(26,195)	(9,294)	(6,337)	–	(41,826)
Operating income	$ 45,409	$ 38,274	$ 7,868	$ –	$ 91,551
Net additions to:					
Capital assets	$ 76,894	$ 15,117	$ 9,605	$ –	$ 101,616
Energy services arrangements, contracts and relationships	$ –	$ 18,398	$ –	$ –	$ 18,398
Long-term investments and other assets	$ 9,401	$ –	$ 848	$ –	$ 10,249
Goodwill	$ 18,860	$ –	$ –	$ –	$ 18,860
Segment assets	$ 784,837	$ 165,998	$ 157,761	$ –	$1,108,596

December 31, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 169,224	$ 510,797	$ 129,434	$ (98,851)	$ 710,604
Cost of sales	(28,807)	(461,492)	(98,866)	98,418	(490,747)
Operating and administrative expenses	(74,598)	(8,189)	(15,637)	433	(97,991)
Amortization	(23,555)	(8,513)	(6,244)	–	(38,312)
Operating income	$ 42,264	$ 32,603	$ 8,687	$ –	$ 83,554
Net additions to:					
Capital assets	$ 33,316	$ 2,514	$ 16,796	$ –	$ 52,626
Energy services arrangements, contracts and relationships	$ –	$ 25	$ –	$ –	$ 25
Long-term investments and other assets	$ 18,185	$ –	$ 56	$ –	$ 18,241
Goodwill	$ 18,860	$ –	$ –	$ –	$ 18,860
Segment assets	$ 614,401	$ 165,759	$ 139,100	$ –	$ 919,260

23. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation.

24. SUBSEQUENT EVENTS

On February 7, 2005 the Trust sold 1.4 million units of its investment in Taylor for net proceeds of $12.8 million realizing a pre-tax gain of approximately $5.0 million. The sale reduces AltaGas' ownership in Taylor to 4.0 million units or 14.0 percent.

10 Year Review – Financial Information

($ millions except per unit amounts)	2004	2003	2002
OPERATIONS			
Revenue			
Gathering, Processing and Energy Services	–	–	–
Gathering and Processing	218.9	169.2	106.1
Energy Services	630.4	510.8	355.9
Natural Gas Distribution	124.6	129.4	94.3
Intersegment elimination	(114.7)	(98.8)	(63.6)
Total revenue	859.2	710.6	492.7
Cost of sales	609.4	490.7	322.8
Net revenue(1)	249.8	219.9	169.9
Operating and administrative	116.4	98.0	75.1
EBITDA(1)	133.4	121.9	94.8
Amortization	41.8	38.3	33.8
Interest expense	21.2	22.1	18.1
Income taxes	4.6	23.2	13.5
Net income	65.8	38.3	29.4
Net income per basic unit	$ 1.33	$ 0.84	$ 0.70
EBITDA per basic unit	$ 2.70	$ 2.68	$ 2.24
Distribution/dividend per unit	$ 1.31	$ 0.38	$ 0.28
FUNDS GENERATED FROM OPERATIONS(1)			
From continuing operations	108.6	90.2	70.8
Per basic unit	$ 2.20	$ 1.98	$ 1.67
UNIT DATA (millions)			
Units outstanding at year end	53.2	45.7	45.2
Units outstanding for the year (basic)	49.4	45.5	42.3
ASSETS			
Current assets	194.8	96.2	108.0
Capital assets	746.7	677.9	663.4
Goodwill	18.9	18.9	18.9
Future income taxes	0.2	0.2	0.2
Energy services arrangements and contracts	113.1	101.0	107.0
Investments and other assets	34.9	25.1	7.4
	1,108.6	919.3	904.9
LIABILITIES AND UNITHOLDERS' EQUITY			
Current liabilities	301.3	87.1	135.1
Operating loans	251.5	392.4	368.9
Deferred revenue and other	16.1	14.0	12.9
Future and deferred income taxes	56.2	62.5	49.4
Unitholders' equity	483.5	363.3	338.6
	1,108.6	919.3	904.9

(1) Non-GAAP financial measure. See discussion on page 25
Certain comparative figures have been reclassified to conform to the current financial presentation
Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations

	2001	2000	1999	1998	1997	1996	1995
	448.1	469.7	195.9	94.8	52.3	17.5	8.0
	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	120.6	98.0	66.0	27.3	N/A	N/A	N/A
	(78.9)	(61.0)	(4.1)	–	N/A	N/A	N/A
	489.8	506.7	257.8	122.1	52.3	17.5	8.0
	354.8	390.4	171.9	74.3	30.1	7.3	2.0
	135.0	116.3	85.9	47.8	22.2	10.2	6.0
	65.1	59.3	43.1	23.7	12.0	6.0	2.8
	69.9	57.0	42.8	24.1	10.2	4.2	3.2
	25.6	19.4	14.5	7.1	2.6	1.3	0.5
	15.9	12.2	10.6	5.5	1.2	0.5	–
	9.2	7.8	6.4	4.3	2.4	1.1	1.0
	19.2	17.6	11.3	7.2	4.6	1.7	1.5
	$ 0.50	$ 0.46	$ 0.43	$ 0.39	$ 0.27	$ 0.16	$ 0.27
	$ 1.83	$ 1.50	$ 1.62	$ 1.31	$ 0.60	$ 0.38	$ 0.58
	$ 0.18	$ –	$ –	$ –	$ –	$ –	$ –
	50.2	40.5	28.6	16.1	8.9	4.8	2.6
	$ 1.31	$ 1.06	$ 1.08	$ 0.88	$ 0.44	$ 0.43	$ 0.47
	38.5	38.2	37.8	18.9	18.0	16.9	9.4
	38.2	38.1	26.4	18.4	17.0	11.2	5.5
	79.2	118.3	49.3	34.5	9.7	6.0	1.6
	521.0	453.0	376.9	280.5	71.2	47.4	9.9
	0.8	–	–	–	–	–	–
	0.2	0.2	–	–	–	–	–
	112.2	–	–	–	–	–	–
	7.7	9.6	10.3	12.1	4.7	3.4	0.2
	721.1	581.1	436.5	327.1	85.6	56.8	11.7
	145.5	92.5	40.1	28.6	11.5	5.3	2.5
	283.9	216.9	151.9	160.3	30.2	18.9	–
	11.4	9.4	7.2	4.2	3.2	4.0	0.3
	18.4	11.7	6.5	4.9	4.8	2.7	0.6
	261.9	250.6	230.8	129.1	35.9	25.9	8.3
	721.1	581.1	436.5	327.1	85.6	56.8	11.7

10 Year Review – Operating Summary

	2004	2003	2002
RATIOS (percent)			
Return on average equity	15.7	10.9	9.8
Return on average invested capital	11.6	11.1	9.3
Debt as a percent of total capitalization	42.6	52.2	55.3
OPERATING RESULTS			
Gathering and Processing			
Field gathering and processing			
Processing capacity (gross Mmcf/d) (1)	913	861	842
Processed throughput (gross Mmcf/d) (2)	558	523	532
Processed throughput (gross average annual Mmcf/d)	560	520	492
Capacity utilization (percent) (1)	61	61	63
Average working interest (percent) (1)	90	90	88
Extraction			
Inlet capacity (Mmcf/d) (1)	539	349	349
Production (Bbls/d) (3)	13,436	7,575	3,399
Transmission volumes (Mmcf/d) (4)(7)	432	403	106
Energy Services			
Volume of power sold (thousands of MWh) (3)	3,481	3,266	2,669
Price received on the sale of power ($/MWh) (3)	48.77	47.56	41.27
Alberta Power Pool prices ($/MWh) (3)	54.54	62.98	43.85
Natural gas distribution (5)(8)			
Volume of natural gas distributed			
Sales (Bcf)	14	14	14
Transportation (Bcf)	11	10	8
Number of customers (1)	60,430	59,543	58,499
Degree day variance (percent) (6)	2.6	6.9	7.8

(1) *As at December 31*

(2) *Fourth quarter average*

(3) *Annual average*

(4) *Average for fourth quarter except for 1998 which included December only. Operation of AltaGas' first transmission pipeline commenced in December 1998*

(5) *AltaGas purchased 100 percent of the outstanding common shares of AltaGas Utilities on June 30, 1998. Numbers exclude Inuvik Gas Ltd. and Heritage Gas Ltd.*

(6) *Variance from 20 year average – positive variances are favourable*

(7) *Volumes do not include condensate pipeline volumes*

(8) *Excludes Inuvik Gas Ltd. And Heritage Gas Limited operating statistics*

2001	2000	1999	1998	1997	1996	1995
7.3	7.0	6.6	9.0	15.0	12.6	36.4
8.7	8.6	8.4	9.4	12.7	12.8	59.1
58.5	45.6	39.0	54.7	44.1	40.4	–
768	712	658	494	299	246	49
498	434	371	276	147	129	32
489	418	330	208	131	82	20
65	61	56	56	49	52	65
88	87	89	89	92	96	82
219	211	199	155	35	30	30
2,618	3.369	2,198	956	391	330	375
47	36	26	16	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
13	14	13	6	–	–	–
8	7	6	3	–	–	–
57,542	56,692	55,636	55,147	–	–	–
(3.4)	6.5	(1.1)	–	–	–	–

Quarterly Review – Financial Summary

($ millions except per unit amounts)	Q1	Q2	Q3	Q4	Annual
2004					
Revenue					
Gathering and Processing					
Field gathering and processing	26.5	28.4	28.5	32.1	115.5
Extraction	10.4	10.8	16.9	36.8	74.9
Transmission	7.0	6.4	6.5	6.6	26.5
Other	1.3	0.8	0.8	1.2	4.1
Intercomponent elimination	(0.5)	(0.5)	(0.6)	(0.5)	(2.1)
Energy Services	133.4	124.1	124.6	248.3	630.4
Natural Gas Distribution	48.1	20.6	14.0	41.9	124.6
Intersegment elimination	(32.7)	(15.2)	(12.2)	(54.6)	(114.7)
	$ 193.5	$ 175.4	$ 178.5	$ 311.8	$ 859.2
Net revenue					
Gathering and Processing					
Field gathering and processing	26.5	28.4	28.5	32.1	115.5
Extraction	3.5	3.6	5.5	8.2	20.8
Transmission	7.0	6.4	6.5	6.6	26.5
Other	1.3	0.9	0.8	1.2	4.2
Intercomponent elimination	(0.5)	(0.5)	(0.6)	(0.5)	(2.1)
Energy Services	9.8	14.6	16.6	18.9	59.9
Natural Gas Distribution	9.7	6.2	5.1	9.7	30.7
Intersegment elimination	(0.1)	(0.1)	(0.9)	(4.6)	(5.7)
	$ 57.2	$ 59.5	$ 61.5	$ 71.6	$ 249.8
Operating income					
Gathering and Processing	12.0	7.2	12.1	14.1	45.4
Energy Services	5.3	10.0	11.6	11.4	38.3
Natural Gas Distribution	3.9	0.4	(0.3)	3.9	7.9
	$ 21.2	$ 17.6	$ 23.4	$ 29.4	$ 91.6
Net Income	11.0	11.9	17.1	25.8	65.8
Per basic unit	0.24	0.25	0.33	0.49	1.33
EBITDA	31.2	27.8	33.8	40.6	133.4
Per basic unit	0.68	0.59	0.66	0.77	2.70
Funds generated from operations	22.1	24.0	28.6	33.9	108.6
Per basic unit	0.48	0.51	0.55	0.64	2.20
Net additions to capital assets	14.3	6.2	55.3	25.8	101.6
Gathering and Processing	12.2	4.3	37.7	22.7	76.9
Energy Services	0.3	–	14.6	0.2	15.1
Natural Gas Distribution	1.8	1.9	3.0	2.9	9.6
Segment assets	917.3	952.6	958.7	1,108.6	1,108.6
Gathering and Processing	629.0	655.8	691.7	784.8	784.8
Energy Services	154.1	166.8	140.3	166.0	166.0
Natural Gas Distribution	134.2	130.0	126.7	157.8	157.8

Quarterly Review – Financial Summary

($ millions except per unit amounts)	Q1	Q2	Q3	Q4	Annual
2003					
Revenue					
Gathering and Processing					
Field gathering and processing	24.3	24.0	25.7	27.8	101.8
Extraction	12.2	8.6	8.8	10.2	39.8
Transmission	6.2	6.4	6.7	6.7	26.0
Other	0.8	0.8	0.8	1.2	3.6
Intercomponent elimination	(0.1)	(0.5)	(0.9)	(0.5)	(2.0)
Energy Services	149.6	120.9	115.1	125.2	510.8
Natural Gas Distribution	58.3	23.5	12.9	34.7	129.4
Intersegment elimination	(47.0)	(15.3)	(10.2)	(26.3)	(98.8)
	$ 204.3	$ 168.4	$ 158.9	$ 179.0	$ 710.6
Net revenue					
Gathering and Processing					
Field gathering and processing	24.3	24.0	25.7	27.8	101.8
Extraction	3.0	2.3	2.2	3.5	11.0
Transmission	6.2	6.4	6.7	6.7	26.0
Other	0.8	0.8	0.8	1.2	3.6
Intercomponent elimination	(0.1)	(0.5)	(0.9)	(0.5)	(2.0)
Energy Services	9.7	12.5	14.0	13.1	49.3
Natural Gas Distribution	10.6	5.8	4.9	9.3	30.6
Intersegment elimination	(0.1)	(0.1)	(0.1)	(0.1)	(0.4)
	$ 54.4	$ 51.2	$ 53.3	$ 61.0	$ 219.9
Operating income					
Gathering and Processing	9.7	9.0	10.2	13.4	42.3
Energy Services	6.0	8.3	9.5	8.8	32.6
Natural Gas Distribution	5.2	0.3	(0.5)	3.7	8.7
	$ 20.9	$ 17.6	$ 19.2	$ 25.9	$ 83.6
Net Income	10.2	6.8	9.3	12.0	38.3
Per basic share	0.23	0.15	0.20	0.26	0.84
EBITDA	30.7	27.4	29.1	34.7	121.9
Per basic share	0.68	0.60	0.64	0.76	2.68
Funds generated from operations	21.9	20.5	21.1	26.7	90.2
Per basic share	0.48	0.45	0.46	0.58	1.98
Net additions to capital assets	7.5	4.9	6.5	33.7	52.6
Gathering and Processing	5.3	3.3	3.0	21.7	33.3
Energy Services	0.8	0.2	0.5	1.0	2.5
Natural Gas Distribution	1.4	1.4	3.0	11.0	16.8
Segment assets	918.7	881.6	909.4	919.3	919.3
Gathering and Processing	596.2	584.7	622.0	614.4	614.4
Energy Services	176.7	171.7	161.4	165.8	165.8
Natural Gas Distribution	145.8	125.2	126.0	139.1	139.1

Quarterly Review – Operating Summary

	Q1	Q2	Q3	Q4	Annual
2004					
Gathering and Processing					
Field gathering and processing					
Processing capacity (gross Mmcf/d) [(1)]	901	906	906	913	913
Processed throughput (gross Mmcf/d) [(2)]	560	563	552	558	558
Capacity utilization (percent) [(1)]	62	62	61	61	61
Average working interest (percent) [(1)]	87	89	89	90	90
Extraction					
Inlet capacity (Mmcf/d) [(1)]	349	349	539	539	539
Production (Bbls/d) [(2)]	10,020	9,337	13,054	21,244	13,436
Transmission volumes (Mmcf/d) [(2)(4)]	396	415	417	432	432
Energy Services					
Volume of power sold (thousands of MWh)	863	862	877	879	3,481
Price received on the sale of power ($/MWh) [(2)]	45.78	49.88	49.22	50.17	48.77
Alberta power pool prices ($/MWh) [(2)]	48.78	60.07	54.35	54.95	54.54
Natural Gas Distribution [(5)]					
Volume of natural gas distributed					
Sales (Bcf) [(6)]	5.5	2.2	1.5	4.4	13.6
Transportation (Bcf)	3.0	2.6	2.6	2.8	11.0
Customers [(1)]	59,528	59,266	60,048	60,430	60,430
Degree day variance (percent) [(3)]	2.0	11.5	24.8	(4.4)	2.6

(1) *At period end*
(2) *Quarter average*
(3) *Variance from 20 year average – positive variances are favourable*
(4) *Volumes do not include condensate pipeline volumes*
(5) *Excludes Inuvik Gas Ltd. and Heritage Gas Limited operating statistics*
(6) *Q2 and Q3 financial results and natural gas distributed (Bcf) reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment*

Quarterly Review – Operating Summary

	Q1	Q2	Q3	Q4	Annual
2003					
Gathering and Processing					
Field gathering and processing					
Processing capacity (gross Mmcf/d) [1]	847	838	835	861	861
Processed throughput (gross Mmcf/d) [2]	535	510	514	523	523
Capacity utilization (percent) [1]	63	61	62	61	61
Average working interest (percent) [1]	88	88	88	90	90
Extraction					
Inlet capacity (Mmcf/d) [1]	349	349	349	349	349
Production (Bbls/d) [5]	7,567	7,118	6,428	9,159	7,575
Transmission volumes (Mmcf/d) [2][4]	319	321	347	403	403
Energy Services					
Volume of power sold (thousands of MWh)	660	861	872	873	3,266
Price received on the sale of power ($/MWh) [2]	47.26	46.33	49.41	47.10	47.56
Alberta power pool prices ($/MWh) [2]	83.85	50.88	62.39	54.78	62.98
Natural Gas Distribution [5]					
Volume of natural gas distributed					
Sales (Bcf) [6]	5.9	2.1	1.3	4.5	13.8
Transportation (Bcf)	1.9	2.2	2.6	3.0	9.7
Customers [1]	58,700	58,671	58,941	59,543	59,543
Degree day variance (percent) [3]	9.2	15.4	(5.9)	3.4	6.9

DIVIDENDS/DISTRIBUTIONS

On April 29, 2004 the Trust announced that it would commence monthly distributions of $0.15 for each trust unit and exchangeable unit on June 15, 2004 to holders of trust units and holders of exchangeable units. Prior to the conversion to a trust AltaGas Services Inc. paid quarterly cash dividends per fully paid common share and participating share in the capital stock of AltaGas Services Inc. from March 31, 2001. No dividends were paid on any shares of AltaGas Services Inc. from the date of its inception to the end of December 2000.

Distribution levels will be reviewed periodically by the Board of Directors giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income of the Trust, the consolidated growth and maintenance capital requirements and the consolidated debt repayment requirements of the Trust. The Trust targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions made to unitholders.

The following table summarizes the dividends paid by AltaGas Services Inc.

	2004	2003	2002	2001
First quarter	$ 0.11	$ 0.08	$ 0.06	$ 0.03
Second Quarter	n/a	0.08	0.06	0.03
Third quarter	n/a	0.11	0.08	0.06
Fourth quarter	n/a	0.11	0.08	0.06
	$ 0.11	$ 0.38	$ 0.28	$ 0.18

The following table summarizes the monthly cash distributions of the Trust.

Record Date	Payment Date	Distribution per Unit
May 25, 2004	June 15, 2004	$0.15
June 25, 2004	July 15, 2004	$0.15
July 26, 2004	August 16, 2004	$0.15
August 25, 2004	September 15, 2004	$0.15
September 27, 2004	October 15, 2004	$0.15
October 25, 2004	November 15, 2004	$0.15
November 25, 2004	December 15, 2004	$0.15
December 29, 2004	January 17, 2005	$0.15

Total 2004 cash dividends and distributions were $1.31 per (share) unit.

AltaGas General Partner Inc., through its Board of Directors, who is elected by the Trust at the direction of the holders of the units, manages or supervises the management of the business and affairs of the Trust. AltaGas Ltd. provides all the management, administrative and operating services to the Trust and its subsidiaries.

DIRECTORS OF ALTAGAS GENERAL PARTNER INC.

John B. Breen[2][3][4]
Director
Toronto, Ontario, Canada

David W. Cornhill[1]
Chairman and Chief Executive Officer
Calgary, Alberta, Canada

Allan L. Edgeworth[2][8]
Director
Calgary, Alberta, Canada

Denis C. Fonteyne[1][2][5][6]
Director
Calgary, Alberta, Canada

Daryl H. Gilbert[2][3]
Director
Calgary, Alberta, Canada

Robert B. Hodgins[2][8]
Director
Calgary, Alberta, Canada

Myron F. Kanik[1][2][5][6][7]
Director
Calgary, Alberta, Canada

David F. Mackie[2][3][5][6]
Director
Houston, Texas, United States of America

Notes:

(1) *Member of the Environment and Safety Committee.*
(2) *Independent directors.*
(3) *Member of the Audit Committee.*
(4) *Mr. Breen is managing partner of MWI & Partners, which owned 1,945,714 trust units at December 31, 2004. MWI & Partners sold all of their Trust units on January 24, 2005.*
(5) *Member of the Human Resources and Compensation Committee.*
(6) *Member of the Governance Committee.*
(7) *Lead director.*
(8) *Appointed effective March 2, 2005.*

OFFICERS OF ALTAGAS GENERAL PARTNER INC.

David W. Cornhill
Calgary, Alberta, Canada
Chairman and Chief Executive Officer

Patricia M. Newson
Calgary, Alberta, Canada
Chief Financial Officer

DIRECTORS AND OFFICERS ALTAGAS LTD.

David W. Cornhill
Calgary, Alberta, Canada
Chairman of the Board of Directors and Chief Executive Officer

Dennis A. Dawson
Calgary, Alberta, Canada
Vice President, General Counsel and Corporate Secretary

Gary R. Holden
Calgary, Alberta, Canada
President and Chief Operating Officer

Kim R. Hubick
Calgary, Alberta, Canada
Vice President Controller

Gerry M. Malin
Calgary, Alberta, Canada
Vice President Regulatory and Northern Development

Patricia M. Newson
Calgary, Alberta, Canada
Senior Vice President Finance and Chief Financial Officer

Marilyn A. Pfaefflin
Calgary, Alberta, Canada
Treasurer

Kent E. Stout
Calgary, Alberta, Canada
Vice President Corporate Resources

Marshal L. Thompson
Calgary, Alberta, Canada
Vice President Business Development



ALTAGAS INCOME TRUST
Suite 1700, 355 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 0J1
www.altagas.ca